Exhibit 99.2

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among

RAINBOW EDUCATION HOLDING LIMITED,

RAINBOW EDUCATION MERGER SUB HOLDING LIMITED

and

NOAH EDUCATION HOLDINGS LTD.

Dated as of April 2, 2014

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ii

ANNEX A	Plan of Merger
ANNEX B	VIE Arrangements

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AGREEMENT AND PLAN OF MERGER, dated as of April 2, 2014 (this “Agreement”), among Rainbow Education Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), Rainbow Education Merger Sub Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”), and Noah Education Holdings Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”).

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) (the “CICL”), Parent and the Company will enter into a business combination transaction pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger and becoming a wholly owned subsidiary of Parent as a result of the Merger;

WHEREAS, the board of directors of the Company (the “Company Board”), acting upon the unanimous recommendation of the Independent Committee of the Company Board (the “Independent Committee”), has (i) determined that it is in the best interests of the Company and its shareholders (other than Parent and its Affiliates (as defined below)), and declared it advisable, to enter into this Agreement and the Plan of Merger (as defined below), (ii) approved the execution, delivery and performance of this Agreement, the Plan of Merger and the consummation of the transactions contemplated hereby, including the Merger (collectively, the “Transactions”), and (iii) resolved to recommend the authorization and approval of this Agreement, the Plan of Merger and the Transactions by the shareholders of the Company at the Shareholders’ Meeting (as defined below);

WHEREAS, the board of directors of each of Parent and Merger Sub has (i) approved the execution, delivery and performance by Parent and Merger Sub, respectively, of this Agreement, the Plan of Merger and the consummation of the Transactions, and (ii) declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement and the Plan of Merger;

WHEREAS, as an inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, Jointly Gold Technologies Limited, a company incorporated under the laws of the British Virgin Islands, First Win Technologies Limited, a company incorporated under the laws of the British Virgin Islands, Global Wise Technologies Limited, a company incorporated under the laws of the British Virgin Islands, Sunshine Nation Limited, a company incorporated under the laws of the British Virgin Islands, Mr. Du Qicai and Baring Asia II Holdings (22) Limited (collectively, the “Rollover Shareholders” and each, a “Rollover Shareholder”) have executed and delivered to Parent a support agreement (the “Support Agreement”) dated as of the date hereof, providing that, among other things, the Rollover Shareholders will (i) vote the number of Shares held by each of them as set forth in the Support Agreement (the “Rollover Shares”) in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions and (ii) agree to receive no consideration for the cancellation of their Shares in accordance with this Agreement; and

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WHEREAS, as a condition to and inducement of the Company’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, the Rollover Shareholders and MSPEA Education Holding Limited (the “Sponsor”, and, together with the Rollover Shareholders, the “Consortium Members”, each a “Consortium Member”) or their respective Affiliate are entering into a limited guaranty in favor of the Company to guarantee the discharge of certain payment obligations of Parent under this Agreement (each, a “Limited Guaranty” and collectively, the “Limited Guaranties”).

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.01         The Merger.

Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the CICL, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”) under the laws of the Cayman Islands as a wholly-owned subsidiary of Parent.

Section 1.02         Closing; Closing Date.

Unless otherwise mutually agreed in writing between the Company, Parent and Merger Sub, the closing for the Merger (the “Closing”) shall take place at 10:00 a.m. (Beijing time) at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 30th Floor, China World Office 2, No. 1 Jianguomenwai Avenue, Beijing 100004, China as soon as practicable after, and in any event no later than the third (3) Business Day immediately following, the day on which the last to be satisfied or, if permissible, waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, if permissible, waiver of those conditions) shall be satisfied or, if permissible, waived in accordance with this Agreement (such date being the “Closing Date”).

Section 1.03         Effective Time.

Subject to the provisions of this Agreement, as early as practical on the Closing Date, Merger Sub and the Company shall execute a plan of merger (the “Plan of Merger”) in the form set out in Annex A and the parties shall file the Plan of Merger and other documents required under the CICL to effect the Merger with the Registrar of Companies of the Cayman Islands as provided by Section 233 of the CICL. The Merger shall become effective upon the date specified in the Plan of Merger in accordance with the CICL (the “Effective Time”).

Section 1.04         Effects of the Merger.

The Merger shall have the effects specified in the CICL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the Surviving Corporation shall succeed to and assume all the rights, property of every description, including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges, mortgages, charges or security interests and all contracts, obligations, claims, debts and liabilities of the Company and Merger Sub in accordance with the CICL.

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Section 1.05         Memorandum and Articles of Association of Surviving Corporation.

At the Effective Time, the memorandum and articles of association of the Surviving Corporation shall be amended and restated in the form of the memorandum and articles of association of Merger Sub in effect immediately prior to the Effective Time (until thereafter amended as provided by the CICL and such memorandum and articles of association); provided, however, that, at the Effective Time, Article I of the memorandum of association of the Surviving Corporation shall be amended to read as follows: “The name of the company is Noah Education Holdings Ltd.” and the articles of association of the Surviving Corporation shall be amended to refer to the name of the Surviving Corporation as “Noah Education Holdings Ltd.”.

Section 1.06         Directors and Officers.

The parties hereto shall take all actions necessary so that (a) the directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, and (b) the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case, unless otherwise determined by Parent prior to the Effective Time, and until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the memorandum and articles of association of the Surviving Corporation.

ARTICLE II

EFFECT ON ISSUED SECURITIES; EXCHANGE OF CERTIFICATES

Section 2.01         Effect of Merger on Issued Securities.

At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any securities of the Company:

(a)          each ordinary share, par value US$0.00005 per share, of the Company (a “Share” or, collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares, the Dissenting Shares and Shares represented by ADSs (as defined below)) shall be cancelled and cease to exist, in consideration and exchange for the right to receive US$2.85 in cash per Share without interest (the “Per Share Merger Consideration”) payable in the manner provided in Section 2.04;

(b)          each American Depositary Share, representing one (1) Share (an “ADS” or collectively, the “ADSs”), issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded Shares), and the shares represented by such ADSs, shall be cancelled and cease to exist, in consideration and exchange for the right to receive US$2.85 in cash per ADS without interest (the “Per ADS Merger Consideration”), pursuant to the terms and conditions set forth in this Agreement and the Deposit Agreement;

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(c)          each of the Excluded Shares and ADSs representing the Excluded Shares shall, by virtue of the Merger and without any action on the part of its holder, be cancelled and cease to exist without payment of any consideration or distribution therefor;

(d)          each of the Dissenting Shares shall be cancelled and cease to exist in accordance with Section 2.03;

(e)          the register of members of the Company will be amended to reflect the cancellation of all outstanding Shares in accordance with this Section 2.01; and

(f)          each ordinary share, par value US$1.00 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and non-assessable ordinary share, par value US$0.00005 per share, of the Surviving Corporation. Such ordinary shares shall be the only issued and outstanding share capital of the Surviving Corporation, which shall be reflected in the register of members of the Surviving Corporation.

Section 2.02         Share Incentive Plans; Outstanding Company Equity Awards.

(a)          At the Effective Time, the Company shall terminate the Share Incentive Plans, and any relevant award agreements applicable to the Share Incentive Plans.

(b)          At the Effective Time, except with respect to the Rollover Shareholders or otherwise provided in Section 2.02(d), (i) each vested Company RSU and Company Restricted Share that is then outstanding shall be cancelled in consideration and in exchange for the Per Share Merger Consideration and (ii) each vested Company Option that is then outstanding and unexercised shall be cancelled in consideration and in exchange for the Per Share Merger Consideration minus the Exercise Price of such vested Company Option.

(c)          At the Effective Time, except with respect to the Rollover Shareholders or otherwise provided in Section 2.02(d), each unvested Company Option, Company RSU and Company Restricted Share that is then outstanding, shall be cancelled and converted into and exchanged for restricted cash awards (each, a “RCA” and collectively, the “RCAs”). Each RCA shall entitle the holder thereof to receive an amount equal to the Per Share Merger Consideration (minus any Exercise Price with respect to any unvested Company Option) in cash upon vesting of the RCA. Each RCA shall otherwise retain the same grant date, the same vesting or exercise schedule, the same term and expiration date and substantially the same other material terms and conditions as each such replaced Company Equity Award; provided that the vesting schedule for any employee terminated by the Company without cause within twelve (12) months of the Closing shall be accelerated by twelve (12) months.

(d)          At the Effective Time, each Company Option (whether vested or unvested) that is then outstanding and unexercised shall be cancelled without any payment therefor if the Exercise Price of such Company Option is equal to or greater than the Per Share Merger Consideration.

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(e)          At or prior to the Effective Time, the Company, the Company Board or the compensation committee of the Company Board, as applicable, shall pass any resolutions and take any actions which are reasonably necessary, including, if necessary, obtaining the consent of the individual holders of Company Equity Awards, to effectuate the provisions of this Section 2.02. Promptly following the date hereof, the Company shall deliver written notice to each holder of Company Equity Awards, informing such holder of the treatment of such Company Equity Awards contemplated by this Agreement.

Section 2.03         Dissenting Shares.

(a)          Notwithstanding any provision of this Agreement to the contrary and to the extent available under the CICL, Shares that are outstanding immediately prior to the Effective Time and that are held by shareholders who shall have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger in accordance with Section 238 of the CICL (collectively, the “Dissenting Shares”; holders of Dissenting Shares being referred to as “Dissenting Shareholders”) shall be cancelled and the Dissenting Shareholders shall not be entitled to receive the Per Share Merger Consideration and shall instead be entitled to receive from Parent pursuant to Section 2.04(a)(iii) only the payment of the appraised value of such Shares held by them in accordance with the provisions of such Section 238, except that all Shares held by Dissenting Shareholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to dissent from the Merger under Section 238 of the CICL shall thereupon (i) not be deemed to be Dissenting Shares and (ii) be and be deemed to have been cancelled as of the Effective Time, in consideration for the right to receive the Per Share Merger Consideration, without any interest thereon, in the manner provided in Section 2.04. Parent shall promptly deposit or cause to be deposited with the Paying Agent (and the Paying Agent shall, promptly thereafter, transmit to the Depositary) any additional funds necessary to pay in full the aggregate Per Share Merger Consideration so due and payable to such shareholders who have failed to perfect or who shall have effectively withdrawn or lost such right to seek payment of the value of such Shares.

(b)          The Company shall give Parent (i) prompt notice of any notices of objection, notice of dissent or demands for appraisal under Section 238 of the CICL received by the Company, attempted withdrawals of such notices or demands, and any other instruments served pursuant to applicable Law and received by the Company relating to its shareholders’ rights to dissent from the Merger and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the CICL. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any exercise by a shareholder of its rights to dissent from the Merger or any demands for appraisal or offer to settle or settle any such demands or approve any withdrawal of any such demands.

(c)          In the event that any written notices of objection to the Merger are served by any shareholders of the Company pursuant to section 238(2) of the CICL, the Company shall serve written notice of the authorization of the Merger on such shareholders pursuant to section 238(4) of the CICL within two (2) days of the approval of the Merger by shareholders of the Company at the Shareholders’ Meeting.

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Section 2.04         Exchange of Share Certificates, etc.

(a)          Paying Agent. Prior to the Effective Time, Parent shall appoint a bank or trust company selected by Parent and with the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed) to act as paying agent (the “Paying Agent”) and shall deposit, or cause to be deposited, including by applying the proceeds received by Parent pursuant to the Equity Commitment Letter, with the Paying Agent, for the benefit of the holders of Shares, ADSs and Company Equity Awards, cash (such cash being hereinafter referred to as the “Exchange Fund”) in an amount sufficient to pay all amounts required to be made (collectively, the “Merger Consideration”):

(i)    pursuant to Sections 2.01(a) and 2.01(b), with such amount under Section 2.01(b) to be further remitted to the Depositary by the Paying Agent,

(ii)   pursuant to Section 2.02(b) to be further remitted to the Company by the Paying Agent for the Company to distribute pursuant to Section 2.02(b); and

(iii)  pursuant to Section 2.03 with respect to Dissenting Shareholders who failed to perfect or who effectively shall have withdrawn or lost their rights to dissent from the Merger under Section 238 of the CICL, an amount equal to the number of such Dissenting Shares times Per Share Merger Consideration, and, when ascertained, any additional amount pursuant to Section 2.03 due to such Dissenting Shareholders.

(b)          Exchange Procedures.

(i)     As promptly as practicable after the Effective Time, and in any event no later than three (3) Business Days thereafter, the Surviving Corporation shall cause the Paying Agent to mail to each person who was, at the Effective Time, a registered holder of Shares entitled to receive the Per Share Merger Consideration pursuant to Section 2.01(a): (A) a letter of transmittal (which shall be in customary form for a company incorporated in the Cayman Islands reasonably acceptable to Parent and the Company, and shall specify the manner in which the delivery of the Exchange Fund to registered holders of Shares shall be effected and contain such other provisions as Parent and the Company may mutually agree); and (B) instructions for use in effecting the surrender of any issued share certificates representing Shares (the “Share Certificates”) (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 2.04(c)) or non-certificated Shares (the “Uncertificated Shares”) and/or such other documents as may be required in exchange for the Per Share Merger Consideration. Upon surrender of, if applicable, a Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.04(c)) and/or such other documents as may be required pursuant to such instructions to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed in accordance with the instructions thereto, each registered holder shall be entitled to receive in exchange therefor a cheque, in the amount equal to (x) the number of Shares represented by such Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.04(c)) or the number of Uncertificated Shares multiplied by (y) the Per Share Merger Consideration, and the Share Certificate so surrendered shall forthwith be marked as cancelled.

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(ii)    Prior to the Effective Time, Parent and the Company shall establish procedures with the Paying Agent and the Depositary to ensure that (A) the Paying Agent will transmit to the Depositary as promptly as reasonably practicable following the Effective Time an amount in cash in immediately available funds equal to the product of (x) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded Shares) and (y) the Per ADS Merger Consideration, and (B) the Depositary will distribute the Per ADS Merger Consideration to holders of ADSs pro rata to their holdings of ADSs (other than ADSs representing the Excluded Shares) upon surrender by them of the ADSs. Each holder of ADSs (other than the Rollover Shareholders) will pay any applicable fees, charges and expenses of the Depositary and government charges (other than withholding Taxes, if any) in connection with distribution of the Per ADS Merger Consideration to such holder and the cancellation of ADSs held by such holder in accordance with the Deposit Agreement. The Surviving Corporation will pay any applicable fees, charges and expenses of the Depositary and government charges (other than withholding Taxes, if any) in connection with the cancellation of ADSs held by the Rollover Shareholders.

(iii)   No interest shall be paid or will accrue on any amount payable in respect of the Shares or ADSs pursuant to the provisions of this Article II. In the event of a transfer of ownership of Shares that is not registered in the register of members of the Company, a cheque for any Per Share Merger Consideration shall be issued to the transferee upon, as applicable, due surrender to the Paying Agent of the Share Certificate representing Shares prior to the Effective Time, and such other documents reasonably required to evidence and effect such transfer, including the right of the transferee to receive the Per Share Merger Consideration to the exclusion of the transferor, and to evidence that any applicable share transfer taxes have been paid or are not applicable.

(c)          Lost Certificates. If any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Share Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation or the Paying Agent, the posting by such person of a bond, in such reasonable amount as the Surviving Corporation or the Paying Agent may direct, as indemnity against any claim that may be made against it with respect to such Share Certificate, the Paying Agent will pay in respect of such lost, stolen or destroyed Share Certificate an amount equal to the Per Share Merger Consideration multiplied by the number of Shares represented by such Share Certificate to which the holder thereof is entitled pursuant to Section 2.01(a).

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(d)          Untraceable. Remittances for the Per Share Merger Consideration or the Per ADS Merger Consideration, as the case may be, shall not be sent to holders of Shares or ADSs who are untraceable unless and until, except as provided below, they notify the Paying Agent or the Depositary, as applicable, of their current contact details prior to the Effective Time. A holder of Shares or ADSs will be deemed to be untraceable if (i) such person has no registered address in the register of members (including branch register) maintained by the Company or the Depositary, as applicable or, (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a cheque payable to such person either (x) has been sent to such person and has been returned undelivered or has not been cashed or, (y) has not been sent to such person because on an earlier occasion a cheque for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company or the Depositary, as applicable, or, (iii) notice of the Shareholders’ Meeting convened to vote on the Merger has been sent to such person and has been returned undelivered. Holders of Shares or ADSs who are untraceable who subsequently wish to receive any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods will be advised to contact the Surviving Corporation.

(e)          Adjustments to Merger Consideration. The Per Share Merger Consideration and the Per ADS Merger Consideration shall be adjusted to reflect appropriately the effect of any share split, reverse share split, share dividend (including any dividend or distribution of securities convertible into Shares), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Shares occurring on or after the date hereof and prior to the Effective Time.

(f)          Investment of Exchange Fund. The Exchange Fund, pending its disbursement to the holders of Shares and ADSs, shall be invested by the Paying Agent as directed by Parent or, after the Effective Time, the Surviving Corporation in (a) short-term direct obligations of the United States of America, (b) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, or (c) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks reasonably acceptable to Parent; provided that no such investment shall affect the amount of Merger Consideration payable by the Paying Agent and Parent shall promptly replace or cause to be replaced any amount of loss as a result of such investment. Earnings from investments shall be the sole and exclusive property of Parent and the Surviving Corporation.

(g)          Termination of Exchange Fund. Any portion of the Exchange Fund (including any income or proceeds thereof or any investment thereof) that remains undistributed to the holders of Shares or ADSs for six (6) months after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any holders of Shares and ADSs who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for the cash to which they are entitled pursuant to Sections 2.01(a), 2.01(b) and 2.03. Any portion of the Exchange Fund remaining unclaimed by holders of Shares and ADSs as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any person previously entitled thereto.

(h)          No Liability. None of the Paying Agent, the Consortium Members, Parent or the Surviving Corporation shall be liable to any former holder of Shares for any such Shares (including Shares represented by ADSs) (or dividends or distributions with respect thereto), or cash delivered to a public official pursuant to any abandoned property, escheat or similar Law.

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(i)          Withholding Rights. Each of Parent, the Surviving Corporation, the Paying Agent and the Depositary shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares, ADSs or Company Equity Awards such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of U.S. federal, state, local or foreign Tax Law. In the event Parent, the Surviving Corporation, the Paying Agent or the Depositary determines that withholding is required under applicable Tax Law and permitted under this Agreement, Parent shall so notify the Company in writing at least five (5) days prior to the Closing Date (or as soon as practicable prior to the Closing Date if the circumstances giving rise to such withholding obligation occur less than five (5) days prior to the Closing Date). If such obligation to deduct or withhold can be reduced or eliminated under applicable Tax Law though the provision of an applicable certification or form, Parent and the Company shall cooperate to provide the applicable shareholder with the opportunity to complete and provide such certification or form prior to the Closing Date. To the extent that amounts are so withheld by Parent, the Surviving Corporation, the Paying Agent or the Depositary, as the case may be, such withheld amounts shall be (A) remitted by Parent, the Surviving Corporation, the Paying Agent or the Depositary to the applicable Governmental Authority, and (B) to the extent so remitted, treated for all purposes of this Agreement as having been paid to the holder of the Shares, ADSs or Company Equity Awards in respect of which such deduction and withholding was made by Parent, the Surviving Corporation, the Paying Agent or the Depositary, as the case may be. Each former holder of Shares, ADSs or Company Equity Awards shall be personally responsible for the proper reporting and payment of all Taxes related to any amounts payable pursuant to this Agreement.

Section 2.05         No Transfers.

From and after the Effective Time, (a) no transfers of Shares shall be effected in the register of members of the Company, and (b) the holders of Shares (including Shares represented by ADSs) outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided in this Agreement or by Law. On or after the Effective Time, any Share Certificates presented to the Paying Agent, Parent or the Surviving Corporation for transfer or any other reason shall be canceled (except for the Excluded Shares and the Dissenting Shares) in consideration for the right to receive the cash consideration to which the holders of the Shares represented thereby are entitled pursuant to Section 2.01(a).

Section 2.06         Termination of Deposit Agreement.

As soon as reasonably practicable after the Effective Time, the Surviving Corporation shall provide notice to The Bank of New York Mellon (the “Depositary”) to terminate the deposit agreement, dated August 31, 2007 between the Company, the Depositary and all holders from time to time of ADSs issued thereunder (as amended from time to time, the “Deposit Agreement”) in accordance with its terms. Subject to Section 2.4(b)(ii), the Surviving Corporation shall pay all applicable fees, charges and expenses of the Depositary and government charges (other than withholding Taxes, if any) in connection with the termination of the Deposit Agreement or the ADS program or facility.

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Section 2.07         Agreement of Fair Value.

Parent, Merger Sub and the Company respectively agree that the Per Share Merger Consideration represents the fair value of the Shares for the purposes of Section 238(8) of the CICL.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (a) the Company Disclosure Schedule delivered to Parent and Merger Sub prior to or contemporaneously with the execution of this Agreement (it being understood that any information set forth in one section or subsection of the Company Disclosure Schedule shall be deemed to apply and qualify the section or subsection of this Agreement to which it corresponds in number and each other section or subsection to the extent it is reasonably apparent that such information is relevant to such other section or subsection), (b) the Company SEC Reports prior to the date of this Agreement (without giving effect to any amendment to any such Company SEC Report filed on or after the date hereof and excluding disclosures in the Company SEC Reports contained in the “Risk Factors” and “Forward Looking Statements” sections to the extent they are general, nonspecific, forward-looking or cautionary in nature, in each case, other than specific factual information contained therein), as an inducement to Parent and Merger Sub to enter into this Agreement, the Company hereby represents and warrants to Parent and Merger Sub that:

Section 3.01         Organization and Qualification.

(a)          Each Group Company (i) is a legal entity duly organized or formed, validly existing and in good standing (to the extent the relevant jurisdiction recognizes such concept of good standing) under the laws of the jurisdiction of its organization or formation, (ii) has the requisite corporate or similar power and authority and all necessary governmental approvals to own, lease, operate and use its properties and assets and to carry on its business as it is now being conducted, and (iii) is duly qualified or licensed as a foreign corporation or other legal entity to do business and is in good standing (to the extent the relevant jurisdiction recognizes such concept of good standing) in each jurisdiction where the character of the properties and assets owned, leased, operated or used by it or the nature of its business makes such qualification or licensing necessary, except, with respect to clauses (ii) and (iii), for any such failure to have such power and authority or to be so qualified or licensed or in good standing as would not, individually or in aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)          A true and complete list of all Group Companies and other entities in which a Group Company owns any non-controlling equity interest as of the date of this Agreement, together with the jurisdiction of organization of each such Group Company and entity and the percentage of the outstanding issued share capital or registered capital, as the case may be, of each such Group Company and entity owned by such Group Company, is set forth in Section 3.01(b) of the Company Disclosure Schedule. Except as disclosed in Section 3.01(b) of the Company Disclosure Schedule, as of the date of this Agreement (i) there are no other corporations, partnerships, joint ventures, associations, or entities through which any Group Company conducts business, or other entities in which a Group Company controls or owns, of record or beneficially, any direct or indirect equity or other interest or right (contingent or otherwise) to acquire the same, and (ii) no Group Company is a participant in (nor is any part of their businesses conducted through) any joint venture, partnership, or similar arrangement.

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Section 3.02         Memorandum and Articles of Association.

The memorandum and articles of association or equivalent organizational documents, as applicable, of each Group Company are in full force and effect. No Group Company is in violation of any of the provisions of its memorandum and articles of association or equivalent organizational documents, as applicable, in any material respect.

Section 3.03         Capitalization.

(a)          The authorized share capital of the Company consists of 1,000,000,000 Shares of a par value of US$0.00005 per share. As of April 2, 2014 (i) 36,763,991 Shares are issued and outstanding, all of which have been duly authorized and are validly issued, fully paid and non-assessable, (ii) no Shares are held in the treasury of the Company, and (iii) 1,226,861 Shares are reserved for future issuance pursuant to outstanding Company Equity Awards granted pursuant to the Share Incentive Plans. Except as set forth in Section 3.03 of the Company Disclosure Schedule, there are no options, warrants, preemptive rights, conversion rights, redemption rights, share appreciation rights, repurchase rights or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued share capital of any Group Company or obligating any Group Company to issue or sell any shares or securities of, or other equity interests in, any Group Company. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.

(b)          The Company has delivered to Parent a schedule setting forth the following information with respect to each Company Equity Award outstanding as of the date of this Agreement: (i) the name and address of the Company Equity Award recipient; (ii) the number of Shares subject to such Company Equity Award; (iii) the exercise or purchase price of such Company Equity Award; (iv) the date on which such Company Equity Award was granted; (v) the applicable conditions on vesting, including applicable performance criteria, and vesting schedule; (vi) the date on which such Company Equity Award expires; and (vii) whether the exercisability of such Company Equity Award will be accelerated in any way by the Transactions, and the extent of acceleration. Each grant of Company Equity Award was properly approved by the Company Board (or a duly authorized committee or subcommittee thereof) in compliance with all applicable Laws and recorded on the financial statements of the Company contained in the Company SEC Reports in accordance with GAAP consistently applied. Except as set forth in Section 3.03(b) of the Company Disclosure Schedule or as contemplated by this Agreement, there are no commitments or agreements of any character to which any Group Company is bound obligating such Group Company to accelerate or otherwise alter the vesting of any Company Equity Award as a result of the Transactions.

(c)          All Shares subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. The Company has made available to Parent accurate and complete copies of (x) the Share Incentive Plans pursuant to which the Company has granted the Company Equity Awards that are currently outstanding, and (y) the form of all award agreements evidencing such Company Equity Awards.

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(d)          There are no outstanding contractual obligations of any Group Company to repurchase, redeem or otherwise acquire any share capital or registered capital, as the case may be, of any Group Company or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any of the Company’s Subsidiaries or any other person.

(e)          The outstanding share capital or registered capital, as the case may be, of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and non-assessable, and the portion of the outstanding share capital or registered capital, as the case may be, of each of the Company’s Subsidiaries is owned by such Group Company free and clear of all Liens (other than Permitted Encumbrances). Such Group Company has the unrestricted right to vote, and (subject to limitations imposed by applicable Law and the applicable constitutional documents) to receive dividends and distributions on, all such equity securities.

Section 3.04         Authority Relative to This Agreement; Fairness.

(a)          The Company has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to obtaining the Requisite Company Vote, to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions have been duly authorized by the Company Board and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement, the Plan of Merger and the consummation by it of the Transactions, in each case, subject only to the authorization and approval of this Agreement, the Plan of Merger and the Merger by the affirmative vote of holders of Shares representing at least two-thirds of the Shares present and voting in person or by proxy as a single class at the Shareholders’ Meeting in accordance with Section 233(6) of the CICL (the “Requisite Company Vote”). The Depositary is obligated pursuant to the Deposit Agreement to vote all Shares represented by ADSs in accordance with the instructions of holders of such corresponding ADSs on the applicable record date for determining the entitlement of holders to give instructions for the exercise of the voting rights pertaining to such Shares. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity (the “Bankruptcy and Equity Exception”).

(b)          The Independent Committee comprises four (4) members of the Company Board who are not affiliated with Parent or Merger Sub and are not members of the Company’s management. The Company Board, acting upon the unanimous recommendation of the Independent Committee, has (i) determined that this Agreement and the Transactions, on the terms and subject to the conditions set forth herein, are fair to and in the best interests of the Company and its shareholders (other than Parent and its Affiliates), (ii) approved and declared advisable this Agreement and the Transactions, and (iii) resolved to recommend approval of this Agreement and the Transactions to the holders of Shares (the “Company Recommendation”). The Company Board, acting upon the unanimous recommendation of the Independent Committee, has directed that this Agreement and the Transactions be submitted to holders of Shares for approval.

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(c)          The Independent Committee has received the written opinion of Duff & Phelps (the “Financial Advisor”), dated the date hereof, to the effect that, as of the date hereof, the Per Share Merger Consideration to be received by holders of Shares and the Per ADS Merger Consideration to be received by holders of ADSs are fair, from a financial point of view, to such holders (other than Parent and its Affiliates), a copy of which opinion will be delivered to Parent promptly after the date of this Agreement solely for informational purposes. The Financial Advisor has consented to the inclusion of a copy of such opinion in the Proxy Statement. It is agreed and understood that such opinion may not be relied on by Parent, Merger Sub or any of their respective Affiliates.

Section 3.05         No Conflict; Required Filings and Consents.

(a)          The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation of the Transactions will not,  assuming (solely with respect to performance of this Agreement and consummation of the Transactions) that the matters referred to in Section 3.05(b) are complied with and the Requisite Company Vote is obtained, (i) conflict with or violate the memorandum and articles of association of the Company or any equivalent organizational documents of any other Group Company, (ii) conflict with or violate any statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order (“Law”) applicable to any Group Company or by which any property or asset of any Group Company is bound or affected, or (iii) result in any breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien or other encumbrance on any property or asset of any Group Company pursuant to, any Contract to which any Group Company is a party or by which any of their respective properties or assets are bound, except, with respect to clauses (ii) and (iii), for any such conflict, violation, breach, default, right or other occurrence that would not have a Company Material Adverse Effect.

(b)          The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation by the Company of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for compliance with the applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder (including the joining of the Company in the filing of a Schedule 13E-3, the furnishing of a Form 6-K with the Proxy Statement, and the filing or furnishing of one or more amendments to the Schedule 13E-3 and such Form 6-K to respond to comments of the Securities and Exchange Commission (the “SEC”), if any, on such documents), (ii) for compliance with the rules and regulations of the New York Stock Exchange (“NYSE”), (iii) for the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands pursuant to the CICL, (iv) for the consents, approvals, authorizations or permits of, or filings with or notifications to, the Governmental Authorities set forth in Section 3.05(b) of the Company Disclosure Schedule (collectively, the “Requisite Regulatory Approvals”) and (v) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not reasonably be expected to have a Company Material Adverse Effect.

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Section 3.06         Permits; Compliance with Laws.

(a)          Each Group Company is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for such Group Company to own, lease, operate and use its properties and assets or to carry on its business as it is now being conducted, except for any such franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders the absence of which would not reasonably be expected to have a Company Material Adverse Effect (the “Material Company Permits”). Except as set forth in Section 3.06(a) of the Company Disclosure Schedule, as of the date hereof, (i) no suspension or cancellation of any of the Material Company Permits is pending or, to the knowledge of the Company, threatened and (ii) all approvals of, and filings and registrations and other requisite formalities with, Governmental Authorities in the People’s Republic of China (“PRC”) that are material to the Group Companies, taken as a whole, and are required to be obtained or made by each Group Company incorporated in the PRC with respect to its capital structure and operations as it is now being conducted, including but not limited to registrations with the State Administration for Industry and Commerce (“SAIC”), the State Administration of Foreign Exchange (“SAFE”) and the State Administration of Taxation (“SAT”), and their respective local counterparts, have been duly completed in accordance with applicable PRC Laws. Each Group Company that is organized in the PRC has complied, in all material respects, with all applicable PRC Laws regarding the contribution and payment of its registered capital.

(b)          Except as has not had and would not reasonably be expected to have a Company Material Adverse Effect, no Group Company is in conflict with, or in default, breach or violation of (i) any Law applicable to it (including without limitation, (A) any Laws applicable to its business, (B) any Tax Laws, and (C) any Laws related to the protection of personal data) or by which any of its share, security, equity interest, property or asset is bound or affected, or (ii) any Contract, Material Company Permit or obligation to which it is a party or by which it or any of its share, security, equity interest, property or asset is bound. Since January 1, 2009, no Group Company has received any written notice or communication of any material non-compliance with any applicable Laws that has not been cured. No Group Company or any of its shareholders, directors, officers, employees, agents or consultants, to the knowledge of the Company, acting on behalf of any Group Company (a “Company Representative”) has violated any Anticorruption Laws, nor has any Group Company or any Company Representative offered, paid, promised to pay, or authorized the payment of any money, or the giving of anything of value, to any Government Official or to any person under circumstances where a Group Company or any Company Representative knew or ought reasonably to have known (after due and proper inquiry) that all or a portion of such money or thing of value would be offered, given, or promised, directly or indirectly, to a Government Official, for the purpose of: (A) influencing any act or decision of a Government Official in their official capacity; (B) inducing a Government Official to do or omit to do any act in violation of their lawful duties; (C) securing any improper advantage; (D) inducing a Government Official to influence or affect any act or decision of any Government Entity; or (E) assisting a Group Company or any Company Representative in obtaining or retaining business for or with, or directing business to, a Group Company or any Company Representative; or to a person in violation in material respects laws governing commercial bribery, acceptance of, or acquiescence in extortion, kickbacks or other unlawful or improper means of obtaining business or any improper advantage.

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(c)          No Group Company has conducted or initiated any internal investigation or made a voluntary, directed or involuntary disclosure to any Government Entity with respect to any alleged act or omission arising under or relating to any noncompliance with any Anticorruption Law. No Group Company or, to the knowledge of the Company, any Company Representative has received any notice, request or citation for any actual or potential noncompliance with any of the foregoing in this Section 3.06(c).

(d)          To the knowledge of the Company, no officer, director or employee of any Group Company is a Government Official.

(e)          To the knowledge of the Company, each Group Company has maintained books and records in accordance with GAAP in all material respects, including records of payments to any agents, consultants, representatives, third parties and Government Officials.

(f)          To the knowledge of the Company and except as set forth in Section 3.06(f) of the Company Disclosure Schedule, (i) each holder or beneficial owner of Shares and/or Company Equity Awards who is a PRC resident and subject to any of the registration or reporting requirements of SAFE Circular 75, SAFE Circular 7 or any other applicable SAFE rules and regulations (collectively, the “SAFE Rules and Regulations”) has complied, in all material respects, with such reporting and/or registration requirements under the SAFE Rules and Regulations with respect to its investment in the Company, (ii) neither the Company nor such holder has received any oral or written inquiries, notifications, orders or any other forms of official correspondence from SAFE or any of its local branches with respect to any actual or alleged non-compliance with the SAFE Rules and Regulations; and (iii) the Company and such holder have made all oral or written filings, registrations, reporting or any other communications required by SAFE or any of its local branches applicable thereto.

(g)          No Group Company, nor, to the knowledge of the Company, any director, officer, employee, representative, agent or affiliate of any Group Company, (i) is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department or (ii) has violated, or operated not in compliance with, any applicable export restrictions, anti-boycott regulations or embargo regulations.

Section 3.07         SEC Filings; Financial Statements.

(a)          The Company has filed or furnished all forms, reports and documents required to be filed or furnished by it with the SEC since September 24, 2007 (the “Applicable Date”) (the forms, reports and other documents filed or furnished since the Applicable Date and those filed or furnished subsequent to the date hereof, including any amendments thereto, collectively, the “Company SEC Reports”). The Company SEC Reports (i) were prepared in all material respects in accordance with either the requirements of the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder, and (ii) did not, at the time they were filed or furnished, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. None of the Company’s Subsidiaries is currently subject to the reporting requirements of Section 13(a) and 15(d) of the Exchange Act.

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(b)          Each of the consolidated financial statements (including, in each case, any notes thereto) contained in or incorporated by reference into the Company SEC Reports was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each fairly presents, in all material respects, the consolidated financial position, results of operations, changes in shareholders’ equity and cash flows of the Company and its Subsidiaries as at the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited interim statements, to normal year-end audit adjustments which are not material in the aggregate and the exclusion of certain notes in accordance with the rules of the SEC relating to unaudited financial statements), in each case in accordance with GAAP, Regulation S-X of the SEC and the rules and standards of the Public Company Accounting Oversight Board except as may be noted therein.

(c)          Except as and to the extent set forth on the audited annual report of the Group Companies filed with the SEC on October 31, 2013, including the notes thereto (the “Annual Report”), no Group Company has outstanding (i) any Indebtedness or any commitments therefor, or (ii) any liability or obligation of any nature (whether accrued, absolute, determined, determinable, contingent or otherwise), except for liabilities and obligations (x) incurred in the ordinary course of business consistent with past practice since June 30, 2013, (y) incurred pursuant to this Agreement or in connection with the Transactions, or (z) which do not, or would not reasonably be expected to, have a Company Material Adverse Effect.

(d)          No Group Company has any off-balance sheet arrangement (as defined in Item 303 of Regulation S-K promulgated under the Securities Act) that would be required to be disclosed under Item 303 of Reg S-K.

(e)          The Company has timely filed and made available to Parent all certifications and statements required by (x) Rule 13a-14 or Rule 15d-14 under the Exchange Act or (y) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002) with respect to any Company SEC Report. The Company is in compliance, in all material respects, with all provisions of the Sarbanes-Oxley Act of 2002 which are applicable to it. The Company maintains disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the Exchange Act; such controls and procedures are effective to ensure that all material information concerning the Company and its Subsidiaries is made known on a timely basis to the individuals responsible for the preparation of the Company’s SEC filings and other public disclosure documents. The Company’s certifying officers have evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by the Company’s most recently filed annual report under the Exchange Act (such date, the “Evaluation Date”). The Company presented in its most recently filed annual report under the Exchange Act the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date. Since the Evaluation Date, there have been no changes in the Company’s internal control over financial reporting (as such term is defined in the Exchange Act) that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

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(f)          The Company maintains and will continue to maintain a standard system of accounting established and administered in accordance with GAAP. The Group Companies maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(g)          The Company is in compliance, in all material respects, with the applicable listing and corporate governance rules and regulations of the NYSE.

Section 3.08         Proxy Statement.

The information supplied by the Company for inclusion in the Proxy Statement to be sent to the shareholders of the Company in connection with the Shareholders’ Meeting (including any amendment or supplement thereto or document incorporated by reference therein) and the Schedule 13E-3 relating to the authorization and approval of this Agreement and the Transactions by the shareholders of the Company shall not, (i) on the date the Proxy Statement (including any amendment or supplement thereto) is first mailed to shareholders of the Company or at the time of the Shareholders’ Meeting, contain any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Shareholders’ Meeting or any subject matter which has become false or misleading, or (ii) on the date the Schedule 13E-3 and any amendment or supplement thereto is filed with the SEC, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement and the Schedule 13E-3 will comply as to form in all material respects with the requirements of the Exchange Act and will contain all material information reasonably necessary to enable the shareholders of the Company to make an informed decision on whether or not to attend the Shareholders’ Meeting and how to vote. Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.

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Section 3.09         Absence of Certain Changes or Events.

Since June 30, 2013, except as set forth in Section 3.09 of the Company Disclosure Schedule, or as expressly contemplated by this Agreement, (a) each Group Company has conducted its businesses in all material respects in the ordinary course and in a manner consistent with past practice and (b) there has not been any event, change, occurrence or effect which has had a Company Material Adverse Effect.

Section 3.10         Absence of Litigation.

Except as set forth in Section 3.10 of the Company Disclosure Schedule, there is no litigation, suit, claim, action, proceeding or investigation (an “Action”) pending or, to the knowledge of the Company, threatened in writing against any Group Company, or any share, security, equity interest, property or asset of any Group Company, before any Governmental Authority which (i) has, or if decided adversely against the Company, would reasonably be expected to have a Company Material Adverse Effect, (ii) seeks to enjoin, restrain or prevent the Merger or (iii) prevents, materially delays or materially impedes, or if decided adversely against the Company, would reasonably be expected to prevent, materially delay or materially impede, the performance by the Company of its obligations under this Agreement or the consummation of the Transactions. Except as set forth in Section 3.10 of the Company Disclosure Schedule, no Group Company, nor any of their respective properties or assets, is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the Company, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority which has, or if decided adversely against the Company, would reasonably be expected to have a Company Material Adverse Effect.

Section 3.11         Labor and Employment Matters.

(a)          Except as set forth in Section 3.11(a) of the Company Disclosure Schedule, there are no material controversies pending or, to the knowledge of the Company, threatened between any Group Company and its employees, contractors, subcontractors, agents or other persons engaged by it in connection with their businesses (collectively, “Company Personnel”). No Group Company is a party to or bound by any collective bargaining agreement or other labor union contract applicable to persons employed by it, there is no labor unions or works councils representing or purporting to represent any Company Personnel, nor to the knowledge of the Company, is there any organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit which could affect any Group Company. To the knowledge of the Company, there are no material unfair labor practice complaints pending or threatened against any Group Company before any Governmental Authority. There is no strike, slowdown, work stoppage or lockout, or similar activity or, to the knowledge of the Company, threat thereof, by or with respect to any Company Personnel.

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(b)          Except as would not reasonably be expected to have a Company Material Adverse Effect, each Group Company is in compliance with all applicable Laws relating to employment and employment practices, including those related to wages, work hours, shifts, overtime, Social Security Benefits, holidays and leave, collective bargaining terms and conditions of employment and the payment and withholding of taxes and other sums as required by the appropriate Governmental Authority. Except as would not otherwise have a Material Adverse Effect, each Group Company has withheld and paid in full to the appropriate Governmental Authority, or are holding for payment not yet due to such Governmental Authority, all amounts required to be withheld from or paid with respect to Company Personnel (including the withholding and payment of all individual income taxes and contributions to Social Security Benefits payable), and is not liable for any arrears of wages, taxes, penalties or other sums for failure to comply with any of the foregoing. There is no material claim with respect to payment of wages, salary, commission or overtime pay that has been asserted or is now pending or, to the knowledge of the Company, threatened before any Governmental Authority with respect to any persons currently or formerly employed or engaged by any Group Company. To the knowledge of the Company, no Group Company is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Authority relating to persons employed or engaged by it or their labor or employment practices. There is no material charge or proceeding with respect to a material violation of any occupational safety or health standards that has been asserted or is now pending or, to the knowledge of the Company, threatened with respect to any Group Company.

(c)          The Company has provided to Parent a schedule setting forth the name, place of employment, the current annual salary rate, bonus potential, deferred or contingent compensation participation, pension, vacation accrual schedule, “golden parachute” or other severance eligibility (in cash or otherwise), the date of employment and a description of position and job function of, each current salaried employee, officer, director, consultant or agent of any Group Company whose base salary in 2013 exceeded (or in 2014 is expected to exceed) RMB200,000.

(d)          The Company has made available to Parent correct and complete copies of each material Company Employee Plan including all amendments thereto and all related trust documents.

(e)          Each Company Employee Plan and each Company Employee Agreement is and has at all times been operated and administered in compliance with the provisions thereof and all applicable legal requirements in all material respects. Each contribution or other payment that is required to have been accrued or made under or with respect to any Company Employee Plan has been duly accrued and made on a timely basis in all material respects. There are no material claims (other than for benefits incurred in the ordinary course) or legal proceedings pending, or, to the knowledge of the Company, threatened in writing against any Company Employee Plan or against the assets of any Company Employee Plan.

(f)          Except as otherwise contemplated under in this Agreement regarding the Company Equity Awards or as otherwise set forth in Section 3.11(e) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with another event, such as a termination of employment) will (i) result in any compensation or payment becoming due to any current or former director or current or former employee of the Company or any of its Subsidiaries under any of the Company Employee Plans; (ii) increase any compensation or benefits otherwise payable under any of the Company Employee Plans or Company Employee Agreement; or (iii) result in any acceleration of the time of payment, vesting or funding of any such compensation or benefits. Except as set forth in Section 3.11(f) of the Company Disclosure Schedule, the Company is not obligated, pursuant to any of the Company Employee Plans, to grant any options or other rights to purchase or acquire Shares to any employees, consultants or directors of the Company after the date hereof.

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(g)          No Company Employee Plan has been or is subject to Title IV of the Employee Retirement Income Security Act of 1974, as amended.

Section 3.12         Real Property; Title to Assets.

(a)          Except as set forth in Section 3.12(a) of the Company Disclosure Schedule: (i) the relevant Group Company has good and marketable indefeasible and valid title to each Owned Real Property, free and clear of all Liens, except Permitted Encumbrances, (ii) no Group Company has leased or otherwise granted to any person the right to use or occupy any Owned Real Property or any portion thereof, (iii) there are no outstanding options, rights of first offer or rights of first refusal to purchase any Owned Real Property or any portion thereof or interest therein.

(b)          Except as set forth in Section 3.12(b) of the Company Disclosure Schedule: (i) each Lease is legal, valid, binding, enforceable and in full force and effect, subject to the Bankruptcy and Equity Exception, (ii) the Group Companies’ possession and quiet enjoyment of the Leased Real Property under such Lease has not been disturbed and, to the knowledge of the Company, there are no material disputes with respect to such Lease, (iii) neither any Group Company nor, to the knowledge of the Company, any other party to the Lease is in material breach or default under such Lease, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a material breach or default, or permit the termination, modification or acceleration of rent under such Lease.

Section 3.13         Intellectual Property.

To the knowledge of the Company and except as disclosed in Section 3.13 of the Company Disclosure Schedule, since January 1, 2009, no claim has been asserted in writing to any Group Company that the conduct of the business of any Group Company as currently conducted infringes upon or may infringe upon or misappropriates the Intellectual Property rights of any third party. With respect to each item of Intellectual Property owned by any Group Company that is material to the business of the Group Companies taken as a whole (“Company Owned Intellectual Property”), such Group Company is the owner of all right, title and interest in and to such Company Owned Intellectual Property and is entitled to use such Company Owned Intellectual Property in the continued operation of its respective business. To the knowledge of the Company, the Company Owned Intellectual Property is valid and enforceable and, since January 1, 2009, has not been adjudged invalid or unenforceable in whole or in part. With respect to each item of Intellectual Property licensed to any Group Company that is material to the business of the Group Companies taken as a whole (“Company Licensed Intellectual Property”), to the knowledge of such Group Company, such Group Company has the right to use such Company Licensed Intellectual Property in the operation of its respective business as currently conducted in accordance with the terms of the license agreement governing such Company Licensed Intellectual Property. To the knowledge of the Company, each license of the Company Licensed Intellectual Property is valid and enforceable, is binding on all parties to such license, and is in full force and effect and, the Company or applicable Group Company has made all payments of any Taxes or maintenance fees and has taken any other actions required by applicable Law to maintain the validity or effectiveness of the registered Company Owned Intellectual Property, except for such applications or registrations that the applicable Group Company has elected to abandon or permit to lapse. To the knowledge of the Company, there are no pending or, to the knowledge of the Company, threatened Actions by any person alleging the validity, enforceability, ownership of or the right to use any Company Owned Intellectual Property or any Company Licensed Intellectual Property. Neither the execution of this Agreement nor the consummation of any Transaction shall materially adversely affect any Group Company’s rights with respect to the material Company Owned Intellectual Property or the Company Licensed Intellectual Property.

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Section 3.14        Taxes.

(a)          Each Group Company has timely filed all material Tax returns and reports required to be filed by it and has paid and discharged all material Taxes required to be paid or discharged, other than such payments as are being contested in good faith by appropriate proceedings. All such Tax returns are true, accurate and complete in all material respects. As of the date hereof, no taxing authority or agency is now asserting in writing or, to the knowledge of the Company, threatening to assert against any Group Company any deficiency or claim for any Taxes or interest thereon or penalties in connection therewith. There are no pending or, to the knowledge of the Company, threatened Actions for the assessment or collection of Taxes against any Group Company. Each Group Company has properly and timely withheld, collected and deposited all material Taxes that are required to be withheld, collected and deposited under applicable Law. No Group Company has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any material Tax. The accruals and reserves for Taxes reflected in the Annual Report are adequate to cover all Taxes accruable through such date (including interest and penalties, if any, thereon) in accordance with GAAP. There are no material Tax Liens upon any shares, securities, equity interests, property or assets of any Group Company except liens for current Taxes not yet due or Taxes that are being contested in good faith and for which appropriate reserves have been established in accordance with GAAP.

(b)          No Group Company incorporated outside of the PRC takes the position for tax purposes that it is a resident enterprise of the PRC or tax resident in any jurisdiction other than its jurisdiction of formation.

(c)          Each Group Company has, in accordance with applicable Law, duly registered with the relevant Governmental Authority, obtained and maintained the validity of all national and local tax registration certificates and complied with all requirements imposed by such Governmental Authorities. No submissions made to any Governmental Authority in connection with obtaining Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments or Tax rebates contained any misstatement or omission that would have adversely affected the granting of such Tax exemptions, preferential treatments or rebates. No suspension, revocation or cancellation of any such Tax exemptions, preferential treatments or rebates is pending or, to the Company’s knowledge threatened. The consummation of the Transactions shall not have any adverse effect on the continued validity and effectiveness of any such Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments.

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Section 3.15         No Secured Creditors; Solvency.

(a)          No Group Company has any secured creditors holding a fixed or floating security interest.

(b)          No Group Company has taken any steps to seek protection pursuant to any bankruptcy law, nor does the Company have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy proceedings or any knowledge of any fact which would reasonably lead a creditor to do so. The Group Companies on a consolidated basis are not, as of the date hereof, and after giving effect to the Transactions to occur at the Closing will not be, Insolvent.

Section 3.16         Material Contracts.

(a)          Subsections (i) through (xi) of Section 3.16(a) of the Company Disclosure Schedule list the following types of Contracts to which any Group Company is a party (such Contracts as are required to be set forth in Section 3.16(a) of the Company Disclosure Schedule being the “Material Contracts”), and none of the Company or any of its Subsidiaries is a party to or bound by any Material Contracts not listed in Section 3.16(a) of the Company Disclosure Schedule:

(i)          each Contract that would be required to be filed by the Company pursuant to Item 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act;

(ii)         each Contract (excluding any Company Employee Agreement or Company Employee Plan) which is likely to involve consideration of more than RMB2,000,000, in the aggregate, over the remaining term of such Contract;

(iii)        all Contracts relating to any credit, loan or facility arrangement, guarantee or other security arrangement, or Indebtedness (whether or not incurred, assumed, guaranteed or secured by any asset of any Group Company);

(iv)         all joint venture contracts, strategic cooperation or partnership arrangements, or other agreements involving a sharing of profits, losses, costs or liabilities by any Group Company;

(v)          all Contracts that (x) provide the Company with effective control over any of its Subsidiaries in respect of which it does not, directly or indirectly, own a majority of the equity interests (each, an “Operating Subsidiary”), (y) provide the Company or any Subsidiary of the Company a right or an option to purchase the equity interests in any Operating Subsidiary, or (z) transfer economic benefits from any Operating Subsidiary to any other Subsidiary of the Company;

(vi)         all Contracts relating to the purchase or sale of any shares or securities of, or other equity interests in, any Group Company;

(vii)        all Contracts that limit, in any material respect, the ability of any Group Company to compete in any line of business or with any person or entity or in any geographic area or during any period of time in a manner that is material to the Group Companies, taken as a whole;

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(viii)      all Contracts involving any directors, officers or shareholders of the Company holding more than 3% of the outstanding share capital of the Company, or any of their respective Affiliates (other than the Group Companies) or immediate family members;

(ix)         all franchising, licensing or management Contracts (other than non-disclosure agreements entered into in the ordinary course of business on standard terms consistent with past practice);

(x)          all Contracts providing for any change of control or similar payments upon the consummation of any Transaction; and

(xi)         all other Contracts, whether or not made in the ordinary course of business, which are material to any Group Company or the conduct of its business, or the absence of which would, individually or in the aggregate, have a Company Material Adverse Effect.

(b)          Except as would not reasonably be expected to have a Company Material Adverse Effect and to the knowledge of the Company, (i) each Material Contract is a valid and binding agreement, and no Group Company is in material breach or violation of, or default under, any Material Contract, (ii) no Material Contract has been canceled by the other party; (iii) no other party is in material breach or violation of, or default under, any Material Contract; (iv) no Group Company has received any claim of material default under any such Material Contract and, to the Company’s knowledge, no fact or event exists that could give rise to any claim of material default under any Material Contract; and (v) neither the execution of this Agreement nor the consummation of any Transaction shall constitute a default under, give rise to cancellation rights under, or otherwise adversely affect any of the material rights of any Group Company under any Material Contract. The Company has furnished or made available to Parent true and complete copies of all Material Contracts, including any amendments thereto.

Section 3.17         Environmental Matters.

Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) each Group Company is in compliance with all applicable Environmental Laws and has obtained and possess all material permits, licenses and other authorizations currently required for their establishment and their operation under any Environmental Law (the “Environmental Permits”), and, to the knowledge of the Company, all such Environmental Permits are in full force and effect, (ii) no property currently or formerly owned or operated by any Group Company has been contaminated with or is releasing any Hazardous Substance in a manner that would reasonably be expected to require remediation or other action pursuant to any Environmental Law, (iii) no Group Company has received any notice, demand, letter, claim or request for information alleging that any Group Company is in violation of or liable under any Environmental Law, which remains unresolved and (iv) no Group Company is subject to any order, decree or injunction with any Governmental Authority or agreement with any third party concerning liability under any Environmental Law or relating to Hazardous Substances.

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Section 3.18         Insurance.

The Group Companies maintain insurance coverage with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of the Group Companies (taking into account the cost and availability of such insurance), including, but not limited to, directors and officers insurance. No Group Company has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business without a significant increase in cost. None of the Group Companies have received any written notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any of its respective insurance policies.

Section 3.19         Interested Party Transactions.

Except as set forth in Section 3.19 of the Company Disclosure Schedule, no director, officer or other affiliate of any Group Company, or any individual in such person’s immediate family (i) has or has had, directly or indirectly, an economic interest in any person that (A) has furnished or sold, or furnishes or sells, services or products that any Group Company furnishes or sells, or proposes to furnish or sell, or (B) is otherwise engaged in business as a competitor of any Group Company; (ii) has or has had, directly or indirectly, an economic interest in any person that purchases from or sells or furnishes to any Group Company any goods or services; (iii) has or has had, directly or indirectly, a beneficial interest in any Contract disclosed in Section 3.16(a) of the Company Disclosure Schedule; (iv) has or has had, directly or indirectly, any material contractual or other arrangement with any Group Company; (v) received any payment or other benefit from any Group Company (except for payments and benefits received in connection with such person’s employment in the ordinary course and in a manner consistent with past practice); (vi) filed or intends to file a cause of action or other claim against any Group Company; or (vii) advanced or owed any material amount to any Group Company; provided, however, that ownership of no more than three percent (3%) of the outstanding voting stock of a publicly traded corporation shall not be deemed an “economic interest in any person” for purposes of this Section 3.19. No Group Company has extended or maintained credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of the Company.

Section 3.20         M&A Rules.

The consummation of the Merger and other Transactions is not and will not be at the Closing Date affected by the Rules on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors jointly promulgated by the PRC Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Tax Administration, the China Securities Regulatory Commission (the “CSRC”), the SAIC and SAFE on August 8, 2006 (as amended, the “M&A Rules”) or any official clarifications, guidance, interpretations or implementation rules in connection with or related to the M&A Rules, including the guidance and notices issued by the CSRC on September 8 and September 21, 2006 (collectively, the “M&A Rules and Related Clarifications”). As of the date hereof, the M&A Rules and Related Clarifications did not and do not require the Company to obtain the approval of the CSRC prior to the Effective Time or the consummation of the Transactions.

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Section 3.21         Anti-Takeover Provisions.

The Company is not party to a shareholder rights agreement, “poison pill” or similar anti-takeover agreement or plan. The Company Board has taken all necessary action so that any takeover, anti-takeover, moratorium, “fair price”, “control share” or other similar Laws enacted under any Laws applicable to the Company other than the CICL (each, a “Takeover Statute”) does not, and will not, apply to this Agreement or the Transactions.

Section 3.22         Brokers.

Except for the Financial Advisor, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

Section 3.23         No Other Representations or Warranties.

Except for the representations and warranties contained in this Article III, each of Parent and Merger Sub acknowledges that neither the Company nor any other person on behalf of the Company makes any other express or implied representation or warranty with respect to any Group Company or with respect to any other information provided to Parent or Merger Sub in connection with the Transactions. Neither the Company nor any other person will have or be subject to any liability to Parent, Merger Sub or any other person resulting from the distribution to Parent or Merger Sub, or Parent’s or Merger Sub’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Parent or Merger Sub or management presentations in expectation of the Transactions.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

As an inducement to the Company to enter into this Agreement, Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that:

Section 4.01         Corporate Organization.

Each of Parent and Merger Sub is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Parent or Merger Sub or otherwise be materially adverse to the ability of Parent or Merger Sub to perform their material obligations under this Agreement. Parent has heretofore made available to the Company true, complete and correct copies of (i) the memorandum and articles of association of Parent and Merger Sub, each as amended to date and in full force and effect and (ii) a true and complete list of all directors and executive officers of Parent and Merger Sub, as of the date hereof.

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Section 4.02         Authority Relative to This Agreement.

Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement and the Plan of Merger or to consummate the Transactions (other than the filings, notifications and other obligations and actions described in Section 4.03(b)). This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 4.03         No Conflict; Required Filings and Consents.

(a)          The execution and delivery of this Agreement and the Plan of Merger by Parent and Merger Sub do not, and the performance of this Agreement and the Plan of Merger by Parent and Merger Sub will not, (i) conflict with or violate the memorandum and articles of association of either Parent or Merger Sub, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.03(b) have been obtained and all filings and obligations described in Section 4.03(b) have been made, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of either of them is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien or other encumbrance on any property or asset of Parent or Merger Sub pursuant to, any Contract or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any property or asset of either of them is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Parent or Merger Sub or otherwise be materially adverse to the ability of Parent and Merger Sub to perform their material obligations under this Agreement (a “Parent Material Adverse Effect”).

(b)          The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for the filings and/or notices pursuant to Section 13 of the Exchange Act and the rules and regulations thereunder, (ii) for compliance with the rules and regulations of NYSE, (iii) for the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands pursuant to the CICL, (iv) for the Requisite Regulatory Approvals and (v) where the failure to obtain such consent, approval, authorization or permit, or to make such filing or notification would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)          Merger Sub has no secured creditors holding a fixed or floating security interest.

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Section 4.04          Capitalization.

(a)           The authorized share capital of Parent consists solely of 50,000 ordinary shares, par value of US$1.00 each. As of the date hereof, one (1) ordinary share of Parent was issued and outstanding, which is duly authorized, validly issued, fully paid and non-assessable. Parent was formed solely for the purpose of engaging in the Transactions, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time, will have no, assets, liabilities or obligations of any nature other than those incident to its formation and capitalization pursuant to this Agreement and the Transactions.

(b)          The authorized share capital of Merger Sub consists solely of 50,000 ordinary shares, par value of US$1.00 each, one (1) of which is validly issued and outstanding. All of the issued and outstanding share capital of Merger Sub is, and at the Effective time will be, owned by Parent. Merger Sub was formed solely for the purpose of engaging in the Transactions, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and capitalization pursuant to this Agreement and the Transactions.

Section 4.05         Financing.

(a)          Parent has delivered to the Company true and complete a copy of (i) an executed equity commitment letter from the Sponsor (the “Equity Commitment Letter”) pursuant to which the Sponsor has committed to purchase, or cause the purchase of, for cash, subject to the terms and conditions therein, equity securities of Parent, up to the aggregate amount set forth therein (the “Financing”), the proceeds of which shall be used to finance the consummation of the Merger and the other Transactions. The Equity Commitment Letter provides, and will continue to provide, that the Company is a third party beneficiary with respect to the provisions therein.

(b)          As of the date hereof, (i) the Equity Commitment Letter is in full force and effect and is a legal, valid and binding obligation of Parent (subject to the Bankruptcy and Equity Exception) and, to the knowledge of Parent, the Sponsor (subject to the Bankruptcy and Equity Exception), (ii) the Equity Commitment Letter has not been amended or modified, and the commitments contained in the Equity Commitment Letter have not been withdrawn or rescinded in any material respect. Assuming (A) the Financing is funded in accordance with the Equity Commitment Letter, and (B) the satisfaction of the conditions to the obligation of Parent and Merger Sub to consummate the Merger as set forth in Sections 7.01 and 7.02 or the waiver of such conditions, as of the date hereof, the net proceeds contemplated by the Equity Commitment Letter will be sufficient for Merger Sub and the Surviving Corporation to pay (1) the Merger Consideration, and (2) any other amounts required to be paid in connection with the consummation of the Transactions upon the terms and conditions contemplated hereby and all related fees and expenses associated therewith. The Equity Commitment Letter contains all of the conditions precedent (or, where applicable, refers to customary conditions precedent for a transaction of the nature contemplated by the Equity Commitment Letter) to the obligations of the parties thereunder to make the Financing available to Parent or Merger Sub on the terms and conditions therein.

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(c)          As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent or Merger Sub or, to the knowledge of Parent, any other parties thereto, under the Equity Commitment Letter. Parent and Merger Sub do not have any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to Parent at the Effective Time; provided, however, that Parent and Merger Sub are not making any representation or warranty regarding the effect of the inaccuracy of the representations and warranties contained therein, or compliance by the Company with its obligations under this Agreement.

Section 4.06         Brokers.

No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 4.07         Limited Guaranties.

Each Limited Guaranty is in full force and effect and is a legal, valid and binding obligation of the Consortium Member or its Affiliate that executed it, subject to the Bankruptcy and Equity Exception, and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of such Consortium Member or its Affiliate under the Limited Guaranty.

Section 4.08         Absence of Litigation.

There is no Action pending or, to the knowledge of Parent and Merger Sub, threatened against Parent, Merger Sub or any of their respective Affiliates before any Governmental Authority. Neither Parent nor Merger Sub nor any of their Affiliates is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of Parent and Merger Sub, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority.

Section 4.09         Solvency.

Neither Parent nor Merger Sub is entering into the Transactions contemplated hereby with the intent to hinder, delay or defraud either present or future creditors. Immediately after giving effect to all of the Transactions contemplated hereby, including the payment of the Merger Consideration and all other amounts required to be paid in connection with the consummation of the Transactions, assuming (i) satisfaction of the conditions to the obligation of Parent and Merger Sub to consummate the Merger as set forth herein, or the waiver of such conditions, and (ii) the accuracy of the representations and warranties of the Company set forth in Article III (for such purposes, the representations and warranties that are qualified as to materiality or “Company Material Adverse Effect” shall be true and correct in all respects and those not so qualified shall be true and correct in all material respects), the Surviving Corporation will be solvent at and immediately after the Effective Time, as such term is used under the laws of the Cayman Islands.

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Section 4.10         Ownership of Company Shares.

Except as set forth in the disclosure schedule delivered by Parent to the Company contemporaneously with the execution of this Agreement, as of the date hereof, other than the Rollover Shares, neither Parent, Merger Sub nor the Sponsor beneficially own (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Shares or other securities or any other economic interest (through derivative securities or otherwise) of the Company or any options, warrants or other rights to acquire Shares or other securities of, or any other economic interest (through derivative securities or otherwise) in the Company.

Section 4.11         Certain Actions.

As of the date hereof, except for the Buyer Group Contracts, there are no Contracts (whether oral or written) (i) between Parent, Merger Sub or any of their Affiliates, on the one hand, and any member of the Company’s management or directors, on the other hand, that relate in any way to the Transactions; or (ii) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration or the Per ADS Merger Consideration or pursuant to which any shareholder of the Company has agreed to vote to approve this Agreement or the Merger or has agreed to vote against any Superior Proposal.

Section 4.12         Buyer Group Contracts.

Parent has delivered to the Company a true and complete copy of: (a) the Consortium Agreement; (b) the Limited Guaranties; (c) the Support Agreement; (d) the Equity Commitment Letter; (e) the Interim Investors Agreement and (f) the Guarantees (collectively, the “Buyer Group Contracts”), including all amendments thereto or modifications thereof. As of the date hereof, other than the Buyer Group Contracts, there are no side letters or other oral or written Contracts relating to the Transactions between two or more of the following persons: each of the Rollover Shareholders, the Sponsor or any of their respective Affiliates (excluding any agreements among any one or more of the foregoing solely relating to the Surviving Corporation following the Effective Time).

Section 4.13         Proxy Statement.

None of the information provided by Parent or Merger Sub with respect to itself or its Affiliates or Representatives for inclusion or incorporation by reference in the Schedule 13E-3 or the Proxy Statement will, in the case of the Schedule 13E-3, as of the date of its filing and the date of each amendment or supplement thereto and, in the case of the Proxy Statement, (i) at the time it is first mailed to the shareholders of the Company and (ii) at the time of the Shareholders’ Meeting, contain an untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, neither Parent nor Merger Sub makes representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company for inclusion or incorporation by reference in the Schedule 13E-3 or the Proxy Statement.

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Section 4.14         Independent Investigation.

Parent and Merger Sub have conducted their own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries, which investigation, review and analysis were performed by Parent, Merger Sub, their respective Affiliates and Representatives. In entering into this Agreement, each of Parent and Merger Sub acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any statements, representations or opinions of any of the Company, its Affiliates or their respective Representatives (except the representations and warranties of the Company set forth in this Agreement and in any certificate delivered pursuant to this Agreement).

Section 4.15         Non-Reliance on Company Estimates.

The Company has made available to Parent and Merger Sub, and may continue to make available, certain estimates, projections and other forecasts for the business of the Company and its Subsidiaries and certain plan and budget information. Each of Parent and Merger Sub acknowledges that these estimates, projections, forecasts, plans and budgets and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other. Each of Parent and Merger Sub acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans and budgets), and that neither Parent nor Merger Sub is relying on any estimates, projections, forecasts, plans or budgets furnished by the Company, its Subsidiaries or their respective Affiliates and Representatives, and neither Parent nor Merger Sub shall, and shall cause its Affiliates and their respective Representatives not to, hold any such person liable with respect thereto, other than fraud in connection therewith.

Section 4.16         No Other Representations or Warranties.

Except for the representations and warranties contained in this Article IV, the Company acknowledges that none of Parent, Merger Sub or any other person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information provided to the Company in connection with the Transactions.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE MERGER

Section 5.01         Conduct of Business by the Company Pending the Merger.

The Company agrees that, from the date of this Agreement until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, except as (x) required by applicable Law, (y) set forth in Section 5.01 of the Company Disclosure Schedule or (z) expressly contemplated or permitted by any other provision of this Agreement, unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned) (i) the businesses of the Group Companies shall be conducted, and the Group Companies shall not take any action except, in a lawfully permitted manner in the ordinary course of business and consistent with past practice; and (ii) the Company shall use its commercially reasonable efforts to preserve substantially intact the business organization of the Group Companies, to keep available the services of the current officers and key employees of the Group Companies, and the material consultants, contractors, subcontractors and agents of the Group Companies and to preserve the current relationships of the Group Companies with Governmental Authorities, and with material customers, suppliers and other persons with which any Group Companies has material relations as of the date hereof.

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Except as set forth in Section 5.01 of the Company Disclosure Schedule, no Group Company shall, between the date of this Agreement and the Effective Time, directly or indirectly, do, or propose to do, any of the following without the prior written consent of Parent (which consent shall not be unreasonably conditioned, delayed or withheld):

(a)          amend or otherwise change its memorandum and articles of association or equivalent organizational documents;

(b)          issue, sell, transfer, lease, sublease, license, pledge, dispose of, grant or encumber, or authorize the issuance, sale, transfer, lease, sublease, license, pledge, disposition, grant or encumbrance of, (i) any shares of any class of shares of any Group Company (other than in connection with the exercise of any Company Equity Awards in accordance with the applicable Share Incentive Plans), or any options, warrants, convertible securities or other rights of any kind to acquire any shares, or any other ownership interest (including, without limitation, any phantom interest), of any Group Company, or (ii) any property or assets (whether real, personal or mixed, and including leasehold interests and intangible property) of any Group Company with a value or purchase price (including the value of assumed liabilities) in excess of RMB2,000,000;

(c)          declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its shares(other than dividends or other distributions from any Subsidiary of the Company to the Company or any of its other Subsidiaries consistent with past practice) ;

(d)          reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its shares, or any options, warrants, convertible securities or other rights exchangeable into or convertible or exercisable for any of its shares;

(e)          effect or commence any liquidation, dissolution, scheme of arrangement, merger, consolidation, amalgamation, restructuring, reorganization or similar transaction involving any Group Company, or create any new Subsidiaries (other than any such Subsidiary incorporated in the PRC and does not require capital injection from outside the PRC);

(f)          (i) acquire (including, without limitation, by merger, consolidation, scheme of arrangement, amalgamation or acquisition of stock or assets or any other business combination) or make any capital contribution or investment in any corporation, partnership, other business organization or any division thereof or acquire any significant amount of assets (other than the acquisition, sale or other disposition of assets in the ordinary course of business consistent with past practice or pursuant to existing Contracts); (ii) incur, assume, alter, amend or modify any Indebtedness in excess of RMB1,000,000 individually or RMB2,000,000 in the aggregate, or guarantee such Indebtedness, or issue any debt securities or make any loans or advances; (iii) create or grant any Lien on any assets of any Group Company (other than Permitted Encumbrances or any non-exclusive franchising, licensing or management Contracts entered into in the ordinary course of business); or (iv) authorize, or make any commitment with respect to, any single capital expenditure which is in excess of RMB2,000,000 or capital expenditures which are, in the aggregate, in excess of RMB4,000,000 for the Group Companies taken as a whole;

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(g)          except as otherwise required by Law, under the terms of any Company Employee Plan or Company Employee Agreement in existence on the date hereof , (i) enter into any new employment or compensatory agreements (including the renewal of any such agreements), or terminate any such agreements, with any director, officer, employee or consultant of any Group Company (other than the hiring or termination of employees or consultants below the officer level with aggregate annual compensation of less than RMB200,000), (ii) grant or provide any severance or termination payments or benefits to any director, officer or employee of any Group Company, (iii) other than in the ordinary course of business consistent with past practice increase the compensation, bonus or pension, welfare, severance or other benefits of, pay any bonus to, any employee of any Group Company, (iv) establish, adopt, amend or terminate any Company Employee Plan, amend the terms of any outstanding Company Equity Awards or issue, grant or make any new Company Equity Awards, (v) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under the Company Employee Plan to the extent not required under such plan, (vi) change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Employee Plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, or (vii) forgive any loans to directors, officers or employees of any Group Company;

(h)          make any material changes with respect to any credit practice, method of financial accounting, or financial accounting policies or procedures, including changes affecting the reported consolidated assets, liabilities or results of operations of the Group Companies, except as required by changes in GAAP;

(i)          pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of liabilities or obligations as they become due in the ordinary course of business and consistent with past practice;

(j)          enter into, amend, modify or consent to the termination of any Material Contract (or any Contract that would be a Material Contract if such Contract had been entered into prior to the date hereof) with an aggregate annual payment of RMB2,000,000 or a term longer than one (1) year, or amend, waive, modify or consent to the termination of any Group Company’s rights thereunder, other than entering into, amending, or modifying any non-exclusive franchising, licensing or management Contracts in the ordinary course of business;

(k)          enter into any Contract between a Group Company, on the one hand, and any of its Affiliates, officers, directors or employees (other than the Group Companies), on the other hand;

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(l)          terminate or cancel, let lapse, or amend or modify in any material respect, other than renewals in the ordinary course of business, any material insurance policies maintained by it which is not promptly replaced by a comparable amount of insurance coverage;

(m)          commence any Action for a claim of more than RMB1,000,000 (excluding any Action seeking for an injunctive relief or other similar equitable remedies) or settle any Action other than any settlement involving the payment of monetary damages not in excess of RMB1,000,000;

(n)          permit any item of material Company Owned Intellectual Property to lapse or to be abandoned, dedicated, or disclaimed, fail to perform or make any applicable filings, recordings or other similar actions or filings, or fail to pay all required fees and taxes required or advisable to maintain and protect its interest in each and every item of material Company Owned Intellectual Property;

(o)          fail to make in a timely manner any filings or registrations with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder;

(p)          enter into, or propose to enter into, any transaction involving any earn-out, installment or similar payment payable by any Group Company, to any Third Party, other than payments in connection with purchases of vehicles, plant, equipment, supplies or computers in the ordinary course of business;

(q)          engage in the conduct of any new line of business, material to the Company and its Subsidiaries, taken as a whole;

(r)          make, change or revoke any material Tax election, materially amend any Tax return (except as required by applicable Law), waive any statute of limitations with respect to any material Tax claim or assessment, enter into any material closing agreement with respect to Taxes, surrender any right to claim a material refund of Taxes, settle or finally resolve any material controversy with respect to Taxes or materially change any aspect of its method of accounting for Tax purposes; or

(s)          announce an intention, enter into any formal or informal agreement or otherwise make a commitment, to do any of the foregoing.

Section 5.02         VIE Arrangement.

As soon as practicable following the date of this Agreement, the Company shall use its commercially reasonable efforts to procure the actions set forth in Annex B hereto to be taken to the reasonable satisfaction of Parent.

Section 5.03         Operation of Parent’s and Merger Sub’s Business.

Each of Parent and Merger Sub agrees that, from the date hereof until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, it shall not: (a) take any action that is intended to or would reasonably be likely to result in any of the conditions to effecting the Merger becoming incapable of being satisfied; or (b) take any action or fail to take any action which would, or would be reasonably likely to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent or Merger Sub to consummate the Merger or the other Transactions.

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Section 5.04         No Control of Other Party’s Business.

Except as otherwise expressly provided herein, nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or the Company’s Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or Merger Sub’s operations. Prior to the Effective Time, each of Parent, Merger Sub and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.01         Proxy Statement and Schedule 13E-3.

(a)          As soon as practicable following the date of this Agreement, the Company, with the assistance of Parent and Merger Sub, shall prepare and cause to be filed a proxy statement (consisting of a circular to shareholders and a notice to shareholders convening the Shareholders’ Meeting in accordance with the Company’s articles of association) relating to the authorization and approval of this Agreement and the Plan of Merger by the shareholders of the Company (such proxy statement, as amended or supplemented, being referred to herein as the “Proxy Statement”). Concurrently with the preparation of the Proxy Statement, the Company, Parent and Merger Sub shall jointly prepare and cause to be filed with the SEC a Schedule 13E-3. Each of the Company, Parent and Merger Sub shall use its reasonable best efforts so that the Schedule 13E-3 will comply in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Each of the Company, Parent and Merger Sub shall use its reasonable best efforts to respond promptly to any comments of the SEC with respect to the Schedule 13E-3. Each of the Company, Parent and Merger Sub shall furnish all information concerning such party to the others as may be reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement, the Schedule 13E-3 and the resolution of comments from the SEC. The Company shall promptly notify Parent and Merger Sub upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Schedule 13E-3 and shall provide Parent with copies of all correspondence between it and its representatives, on the one hand, and the SEC and its staff, on the other hand. Prior to filing the Schedule 13E-3 or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company (i) shall provide Parent and Merger Sub a reasonable opportunity to review and comment on such document or response and (ii) shall consider in good faith all comments reasonably proposed by Parent and Merger Sub. If at any time prior to the Shareholders’ Meeting, any information relating to the Company, Parent, Merger Sub or any of their respective Affiliates, officers or directors, is discovered by the Company, Parent or Merger Sub which should be set forth in an amendment or supplement to the Proxy Statement and Schedule 13E-3 so that (y) the Proxy Statement and Schedule 13E-3 shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (z) the shareholders of the Company are able to make an informed decision on whether or not to attend the Shareholders’ Meeting and how to vote, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be filed with the SEC and, to the extent required by applicable Law, disseminated to the shareholders of the Company.

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(b)          Each of Parent, Merger Sub and the Company agrees, as to it and its respective Affiliates or Representatives, that none of the information supplied or to be supplied by Parent, Merger Sub or the Company, as applicable, expressly for inclusion or incorporation by reference in the Proxy Statement, Schedule 13E-3 or any other documents filed or to be filed with the SEC in connection with the Transactions, will, as of the time such documents (or any amendment thereof or supplement thereto) are mailed to the holders of Shares and at the time of the Shareholders’ Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of Parent, Merger Sub and the Company further agrees that all documents that such party is responsible for filing with the SEC in connection with the Merger will comply as to form and substance in all material respects with the applicable requirements of the Securities Act, the Exchange Act and any other applicable Laws and will not contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c)          At the Shareholders’ Meeting, Parent shall vote, or cause to be voted, all of the Shares then beneficially owned by Parent or Merger Sub or with respect to which Parent or Merger Sub otherwise has, directly or indirectly, voting power in favor of the adoption of this Agreement and approval of the Transactions, including the Merger.

Section 6.02         Company Shareholders’ Meeting.

(a)          As soon as practicable after the SEC confirms that it has no further comments on the Schedule 13E-3, the Company shall (i) establish a record date for determining shareholders of the Company entitled to vote at the Shareholders’ Meeting, provided, that, in the event that the date of such shareholders’ meeting as originally called is adjourned or postponed or otherwise delayed pursuant to Section 6.02(c), the Company may establish a new record date, (ii) mail or cause to be mailed the Proxy Statement to the holders of Shares (and concurrently furnish the Proxy Statement under Form 6-K), including Shares represented by ADSs, as of the record date established for the shareholders’ meeting, which meeting the Company shall duly convene and cause to occur as soon as reasonably practicable following the mailing of the Proxy Statement (the “Shareholders’ Meeting”), for the purpose of voting upon approval of this Agreement, the Plan of Merger and the Merger, and (iii) instruct the Depositary to (A) fix the record date established by the Company for the Shareholders’ Meeting as the record date for determining the holders of ADSs who shall be entitled to give instructions for the exercise of the voting rights pertaining to the Shares represented by ADSs (the “Record ADS Holders”), (B) provide all proxy solicitation materials to all Record ADS Holders, and (C) vote all Shares represented by ADSs in accordance with the instructions of such corresponding Record ADS Holders. Subject to Section 6.02(b), without the consent of Parent, authorization and approval of this Agreement and the Plan of Merger are the only matters (other than procedural matters) that shall be proposed to be voted upon by the shareholders of the Company at the Shareholders’ Meeting.

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(b)          Subject to Section 6.04(c), the Company Board shall recommend to holders of the Shares that they authorize and approve this Agreement and the Plan of Merger and approve the Merger, and shall include such recommendation in the Proxy Statement. The Company shall use its reasonable best efforts to solicit from its shareholders proxies in favor of the approval of this Agreement and the Merger and shall take all other action necessary or advisable to secure the Requisite Company Vote.

(c)          Notwithstanding Section 6.02(b), after consultation in good faith with Parent, the Company may recommend the adjournment of the Shareholders’ Meeting to its shareholders (i) to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the holders of Shares within a reasonable amount of time in advance of the Shareholders’ Meeting, (ii) as otherwise required by applicable Law, (iii) if (A) the Company has received a bona fide written proposal or offer with respect to a Competing Transaction and (B) the Independent Committee determines, in its good faith judgment upon written advice by its financial advisor and outside legal counsel, that such proposal or offer constitutes a Superior Proposal and failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, or (iv) if as of the time for which the Shareholders’ Meeting is scheduled as set forth in the Proxy Statement, there are insufficient Shares represented (in person or by proxy) to constitute a quorum necessary to conduct the business of the Shareholders’ Meeting. If the Shareholders’ Meeting is adjourned, the Company shall convene and hold the Shareholders’ Meeting as soon as reasonably practicable thereafter, subject to the immediately preceding sentence, provided that, with respect to clause (iii) above, the Company shall not recommend to its shareholders the adjournment of the Shareholders’ Meeting on a date beyond five (5) Business Days prior to the Termination Date.

Section 6.03         Access to Information.

(a)          From the date hereof until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII and subject to applicable Law and the terms of any Contract to which any Group Company is a party, upon reasonable advance notice from Parent, the Company shall and shall cause its Subsidiaries to (i) provide to Parent (and Parent’s officers, directors, employees, accountants, consultants, financial and legal advisors, agents, financing sources and other representatives, collectively, “Representatives”) reasonable access during normal business hours to the offices, properties, books and records of any Group Company, (ii) furnish to Parent and its Representatives such existing financial and operating data and other existing information as such persons may reasonably request in writing, and (iii) instruct its employees, legal counsel, financial advisors, auditors and other Representatives to reasonably cooperate with Parent and its Representatives in their investigation. Notwithstanding the foregoing, any such investigation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of the Company or its Subsidiaries or otherwise result in any significant interference with the timely discharge by the employees of the Company or its Subsidiaries of their duties.

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(b)          All information provided or made available pursuant to this Section 6.03 to Parent or its Representatives shall be subject to the Confidentiality Agreement.

(c)          No investigation pursuant to this Section 6.03 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

Section 6.04         No Solicitation of Transactions.

(a)          Until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, except as set forth in Section 6.04(b), the Company agrees that neither it nor any of its Subsidiaries nor any of the directors, officers or employees of any Group Company will, and that it will cause its and its Subsidiaries’ agents, advisors and other Representatives (including, without limitation, any investment banker, attorney or accountant retained by any Group Company), not to, in each case, directly or indirectly, (i) solicit, initiate or knowingly encourage (including by way of furnishing nonpublic information), or take any other action to knowingly facilitate, any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to its shareholders) that constitutes, or could reasonably be expected to lead to, any Competing Transaction, (ii) enter into, maintain or continue discussions or negotiations with, or provide any nonpublic information to, any person or entity in furtherance of such inquiries or to obtain a proposal or offer for a Competing Transaction, (iii) agree to, approve, endorse or recommend any Competing Transaction or enter into any letter of intent or Contract or commitment contemplating or otherwise relating to any Competing Transaction (other than a confidentiality agreement permitted under this Agreement), or (iv) authorize or permit any of the officers, directors or employees of the Company or any of its Subsidiaries, or any investment banker, financial advisor, attorney, accountant or other Representative retained by or acting directly or indirectly under the direction of the Company or any of its Subsidiaries, to take any action set forth in clauses (a)(i) – (a)(iii) of this Section 6.04. The Company shall not release any third party from, or waive any provision of, any confidentiality or standstill agreement to which it is a party. The Company shall notify Parent as promptly as practicable (and in any event within forty-eight (48) hours after the Company has knowledge thereof), orally and in writing, of any proposal or offer, or any inquiry or contact with any person, regarding a Competing Transaction or that would reasonably be expected to lead to a Competing Transaction, specifying (x) the material terms and conditions thereof (including material amendments or proposed material amendments) and providing, if applicable, copies of any written requests, proposals or offers, including proposed agreements, (y) the identity of the party making such proposal or offer or inquiry or contact, and (z) whether the Company has any intention to provide confidential information to such person. The Company shall keep Parent informed, on a reasonably current basis (and in any event within forty-eight (48) hours of the occurrence of any material changes, developments, discussions or negotiations), of the status and terms of any such proposal, offer, inquiry, contact or request and of any material changes in the status and terms of any such proposal, offer, inquiry, contact or request (including the material terms and conditions thereof). Without limiting the foregoing, the Company shall (A) promptly notify Parent orally and in writing if it determines to initiate actions concerning a proposal, offer, inquiry, contact or request, in each case as permitted by this Section 6.04, and (B) provide Parent with forty-eight (48) hours prior notice (or such lesser prior notice as is provided to the members of the Company Board or members of the Independent Committee) of any meeting of the Company Board or Independent Committee at which the Company Board or Independent Committee, as applicable, is reasonably expected to consider any Competing Transaction. The Company immediately shall cease and cause to be terminated all existing discussions or negotiations with any parties conducted heretofore with respect to a Competing Transaction.

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(b)          Notwithstanding anything to the contrary in this Section 6.04, the Company (acting under the direction of the Independent Committee) may furnish information to, and enter into discussions or negotiations with, a person who has made an unsolicited, written, bona fide proposal or offer regarding a Competing Transaction (provided that such bona fide proposal or offer shall not have been obtained in violation of Section 6.04(a) and the Company shall have complied with the requirements of Section 6.04(a) with respect to such proposal or offer), if the Independent Committee has (i) determined, in its good faith judgment (after consultation with a financial advisor and outside legal counsel), that such proposal or offer constitutes, or would reasonably be expected to result in, a Superior Proposal, (ii) determined, in its good faith judgment (upon advice by outside legal counsel), that, in light of such Superior Proposal, failure to furnish such information or enter into discussions would reasonably be expected to be inconsistent with its fiduciary obligations to the Company and its shareholders under applicable Law, (iii) provided written notice to Parent of its intent to furnish information or enter into discussions with such person at least two (2) Business Days prior to taking any such action, and (iv) obtained from such person an executed confidentiality agreement on terms no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement (it being understood that such confidentiality agreement and any related agreements shall not include any provision calling for any exclusive right to negotiate with such party or having the effect of prohibiting the Company from satisfying its obligations under this Agreement); provided that the Company shall concurrently make available to Parent any material information concerning the Company and the Subsidiaries that is provided to any such person and that was not previously made available to Parent or its Representatives..

(c)          Except as set forth in this Section 6.04(c), neither the Company Board nor any committee thereof shall change, withhold, withdraw, qualify or modify, or publicly propose to change, withhold, withdraw, qualify or modify, in a manner adverse to Parent or Merger Sub, the Company Recommendation (a “Change in the Company Recommendation”) or approve or recommend, or cause or permit the Company to enter into any letter of intent, agreement or obligation with respect to, any Competing Transaction. Notwithstanding the foregoing, if the Independent Committee determines, in its good faith judgment, prior to the time of the Shareholders’ Meeting and upon advice by outside legal counsel, that failure to make a Change in the Company Recommendation would reasonably be expected to be inconsistent with its fiduciary obligations to the Company and its shareholders under applicable Law, the Company Board may, upon the recommendation of the Independent Committee, recommend a Superior Proposal, but only (i) if the Company shall have complied with the requirements of Sections 6.04(a) and 6.04(b) with respect to such proposal or offer; (ii) after (A) providing at least five (5) business days’ written notice to Parent (a “Notice of Superior Proposal”) advising Parent that the Company Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal and indicating that the Company Board intends to effect a Change in the Company Recommendation and the manner in which it intends (or may intend) to do so, (B) negotiating with and causing its financial and legal advisors to negotiate with Parent and its Representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement, so that such third party proposal or offer would cease to constitute a Superior Proposal, and (C) permitting Parent and its Representatives to make a presentation to the Company Board and the Independent Committee regarding this Agreement and any adjustments with respect thereto (to the extent Parent desires to make such presentation); provided that any material modifications to such third party proposal or offer that the Company Board has determined to be a Superior Proposal shall be deemed a new Superior Proposal and the Company shall be required to again comply with the requirements of this Section 6.04; and (iii) if Parent does not, within five (5) Business Days of Parent’s receipt of the Notice of Superior Proposal, make an offer that the Company Board determines, in its good faith judgment upon the recommendation of the Independent Committee (after consultation with a financial advisor and outside legal counsel) to be at least as favorable to the Company’s shareholders as such Superior Proposal.

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(d)          A “Competing Transaction” means any of the following (other than the Transactions): (i) any merger, consolidation, share exchange, business combination, scheme of arrangement, amalgamation, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company or to which 20% or more of the total revenue or net income of the Company are attributable; (ii) any sale, lease, exchange, transfer or other disposition of assets or businesses that constitute or represent 20% or more of the total revenue, net income, EBITDA or assets of the Company and its Subsidiaries, taken as a whole; (iii) any sale, exchange, transfer or other disposition of 20% or more of any class of equity securities of the Company; or (iv) any tender offer or exchange offer that, if consummated, would result in any person beneficially owning 20% or more of any class of equity securities of the Company.

(e)          A “Superior Proposal” means an unsolicited, written, bona fide offer made by a Third Party to consummate any of the following transactions: (i) a merger, consolidation, share exchange, business combination, scheme of arrangement, amalgamation or other similar transaction involving the Company pursuant to which the shareholders of the Company immediately preceding such transaction would hold less than 50% of the equity interest in the surviving or resulting entity of such transaction; or (ii) the acquisition by any person or group (including by means of a tender offer or an exchange offer or a two-step transaction involving a tender offer followed with reasonable promptness by a cash-out merger involving the Company), directly or indirectly, of ownership of 100% of the then outstanding shares of the Company, in each case on terms (including conditions to consummation of the contemplated transaction) that the Independent Committee determines, in its good faith judgment (after (x) consultation with a financial advisor and outside legal counsel, and (y) taking into consideration, among other things, all of the terms and conditions, including all legal, financial, regulatory and other aspects, of such offer and this Agreement (in each case taking into account any revisions to this Agreement made or proposed in writing by Parent pursuant to Section 6.04(c) or otherwise prior to the time of determination), including financing, regulatory approvals, shareholder litigation, identity of the person or group making the offer, breakup or termination fee and expense reimbursement provisions, expected timing and risk and likelihood of consummation and other relevant events and circumstances), to be more favorable to the Company shareholders (other than the Rollover Shareholders) than the Merger.

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(f)          Nothing contained in this Section 6.04 shall be deemed to prohibit the Company, the Company Board or the Special Committee from (i) complying with its disclosure obligations under U.S. federal or state or non-U.S. Law with regard to a Competing Transaction, including taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (or any similar communication to shareholders in connection with the making or amendment of a tender offer or exchange offer); provided that any such disclosure (other than a “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act or a statement that the Company Board has received and is currently evaluating such Competing Transaction) that is not an express rejection of any applicable Competing Transaction or an express reaffirmation of its recommendation in favor of the Transactions shall be deemed to be a Change in the Company Recommendation, or (ii) making any “stop-look-and-listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act.

Section 6.05         Directors’ and Officers’ Indemnification and Insurance.

(a)          The indemnification, advancement and exculpation provisions of the indemnification agreements by and among the Company and its directors and certain executive officers as in effect at the Effective Time shall survive the Merger and shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of the current or former directors or officers of the Company or any of its Subsidiaries. The memorandum and articles of association of the Surviving Corporation shall contain provisions no less favorable with respect to exculpation and indemnification than are set forth in the memorandum and articles of association of the Company as in effect on the date hereof, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company, unless such modification shall be required by Law. From and after the Effective Time, any agreement of any Indemnified Party with the Company or any of its Subsidiaries regarding exculpation or indemnification of liability or advancement of expenses shall be assumed by the Surviving Corporation, shall survive the Merger and shall continue in full force and effect in accordance with its terms.

(b)          The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain in effect for six (6) years from the Effective Time the current directors’ and officers’ liability insurance policies maintained by the Company with respect to matters occurring prior to the Effective Time, including acts or omissions occurring in connection with this Agreement and the consummation of the Transactions (the parties covered thereby, the “Indemnified Parties”) on terms with respect to coverage and amount no less favorable to the Indemnified Parties than those in effect as of the Effective Time; provided, however, that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions that are no less favorable, and provided, further, that in no event shall the Surviving Corporation be required to expend pursuant to this Section 6.05(b) more than an amount per year equal to 300% of current annual premiums paid by the Company for such insurance (which premiums the Company represents and warrants to be US$130,000 in the aggregate). In addition, the Company may and, at Parent’s request, the Company shall, purchase a six (6)-year “tail” prepaid policy prior to the Effective Time on terms and conditions no less advantageous to the Indemnified Parties than the existing directors’ and officers’ liability insurance maintained by the Company. If such “tail” prepaid policies have been obtained by the Company prior to the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain such policies in full force and effect, and continue to honor the respective obligations thereunder, and all other obligations of Parent or Surviving Corporation under this Section 6.05(b) shall terminate.

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(c)          Subject to the terms and conditions of this Section 6.05, from and after the Effective Time, the Surviving Corporation shall comply with all of its obligations, and shall cause its Subsidiaries to comply with their respective obligations to indemnify and hold harmless (including any obligations to advance funds for expenses) (i) the present and former officers and directors thereof against any and all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (“Damages”), arising out of, relating to or in connection with (x) the fact that an Indemnified Party is or was a director, officer or employee of the Company or any of its Subsidiaries or (y) any acts or omissions occurring or alleged to have occurred (including acts or omissions with respect to the approval of this Agreement or the Transactions or arising out of or pertaining to the Transactions and actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party) prior to or at the Effective Time, to the extent provided under the Company’s or such Subsidiaries’ respective organizational and governing documents or agreements in effect on the date hereof (true and complete copies of which shall have been delivered to Parent prior to the date hereof) and to the fullest extent permitted by the CICL or any other applicable Law, including without limitation the approval, recommendation or otherwise of this Agreement, the Transactions or arising out of or pertaining to the Transactions, provided that such indemnification shall be subject to any limitation imposed from time to time under applicable Law; and (ii) such persons against any and all Damages arising out of acts or omissions in such persons’ official capacity as an officer, director or other fiduciary in the Company or any Subsidiary if such service was at the request or for the benefit of the Company or any of its Subsidiaries.

(d)          Upon being served with any summons, citation, subpoena, complaint, indictment, information, or other document relating to any Action which may result in the payment or advancement of any amounts under Section 6.05(c), any Group Company’s organizational and governing documents, or any existing indemnification agreements, the person seeking indemnification shall notify the Surviving Corporation promptly, but in all events no later than the earlier of (i) five (5) days after actual receipt, and (ii) as soon as necessary after actual receipt to prevent the Surviving Corporation or any of its subsidiaries from being materially and adversely prejudiced by late notice. The Surviving Corporation (or a subsidiary nominated by it) shall have the right to participate in any such Action and, at its option, assume the defense of such Action. The person seeking indemnification shall have the right, but not the obligation, to effectively participate in the defense and/or settlement of such Action, including receiving copies of all correspondence and participating in all meetings and teleconferences concerning the Action. In the event the Surviving Corporation (or a subsidiary nominated by it) assumes the defense of any Action pursuant to this Section 6.05(d), neither the Surviving Corporation nor any of its subsidiaries shall be liable to the person seeking indemnification for any fees of counsel subsequently incurred by such person with respect to the same Action.

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(e)          In the event the Company or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Company or the Surviving Corporation, as the case may be, or at Parent’s option, Parent, shall assume the obligations set forth in this Section 6.05.

(f)          The agreements and covenants contained in this Section 6.05 shall be in addition to any other rights an Indemnified Party may have under the memorandum and articles of association of the Company or any of its Subsidiaries (or equivalent constitutional documents), or any agreement between an Indemnified Party and the Company or any of its Subsidiaries, under the CICL or other applicable Law, or otherwise. The provisions of this Section 6.05 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives, each of which shall be a third-party beneficiary of the provisions of this Section 6.05. The obligations of Parent and the Surviving Corporation under this Section 6.05 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Party without the consent of such Indemnified Party.

(g)          Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 6.05 is not prior to or in substitution for any such claims under any such policies.

Section 6.06         Notification of Certain Matters.

Each of the Company and Parent shall promptly notify the other in writing of:

(a)          any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Transactions;

(b)          any notice or other communication from any Governmental Authority in connection with the Transactions;

(c)          any Actions commenced or, to the knowledge of the Company or the knowledge of Parent, threatened against the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed by such person pursuant to any of such person’s representations and warranties contained herein, or that relate to such person’s ability to consummate the Transactions; and

(d)          if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of such person set forth in this Agreement shall have occurred that would cause the conditions set forth in Sections 7.01, 7.02 and 7.03 not to be satisfied;

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together, in each case, with a copy of any such notice, communication or Action; provided that the delivery of any notice pursuant to this Section 6.06 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice; provided further, that failure to give prompt notice pursuant to Section 6.06(d) shall not constitute a failure of a condition to the Merger set forth in Article VII except to the extent that the underlying breach of a representation or warranty or failure to perform any covenant or agreement not so notified would, standing alone, constitute such a failure.

Section 6.07         Financing.

Subject to the terms and conditions of this Agreement, Parent shall use its reasonable best efforts to arrange the Financing on the terms and conditions described in the Equity Commitment Letter and to apply any and all Commitment funded by the Sponsor to the Exchange Fund or otherwise towards the payment obligations of Parent under this Agreement.

Section 6.08         Further Action; Reasonable Best Efforts.

(a)          Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall (i) promptly make its respective filings, and thereafter make any other required submissions, with each relevant Governmental Authority with jurisdiction over enforcement of any applicable antitrust or competition Laws with respect to the Transactions, and coordinate and cooperate fully with the other parties in exchanging such information and providing such assistance as the other parties may reasonably request in connection therewith (including, without limitation, (A) notifying the other parties promptly of any communication (whether verbal or written) it or any of its Affiliates receives from any Governmental Authority in connection with such filings or submissions, (B) permitting the other parties to review in advance, and consulting with the other parties on, any proposed filing, submission or communication (whether verbal or written) by such party to any Governmental Authority, and (C) giving the other parties the opportunity to attend and participate at any meeting with any Governmental Authority in respect of any filing, investigation or other inquiry); and (ii) use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the Transactions, including, without limitation, (A) employing such resources as are necessary to obtain the Requisite Regulatory Approvals and (B) taking any and all steps necessary to avoid or eliminate each and every impediment under any antitrust or competition Law that may be asserted by any Governmental Authority so as to enable the parties hereto to expeditiously consummate the Transactions, including, without limitation, committing to and effecting, by consent decree, hold separate orders, or otherwise, the restructuring, reorganization, sale, divestiture or disposition of such of its assets, properties or businesses; provided, that no Group Company shall be required to take any such action if such action would be reasonably be expected to have a Company Material Adverse Effect; provided further, that none of Parent, Merger Sub or any of their affiliates shall be required to hold separate, restructure, reorganize, sell, divest, dispose of, or otherwise take or commit to any action that limits its freedom of action with respect to, or its ability to retain, any of its businesses, services or assets. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall use their reasonable best efforts to take all such action.

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(b)          Each party hereto shall, upon request by any other party, furnish such other party with all information concerning itself, its subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Schedule 13E-3, or any other statement, filing, notice or application made by or on behalf of Parent, Merger Sub, the Company or any of their respective subsidiaries to any Third Party and/or any Governmental Authority in connection with the Transactions.

Section 6.09         Obligations of Merger Sub.

Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Transactions on the terms and subject to the conditions set forth in this Agreement.

Section 6.10         Participation in Litigation.

Prior to the Effective Time, each of Parent and the Company shall (a) give prompt notice to each other of any Actions commenced or, to its knowledge, threatened, against it and/or its directors which relate to this Agreement or the Transactions, and (b) give each other the opportunity to participate in the defense or settlement of any shareholder Action against it and/or its directors relating to this Agreement or the Transactions, and no such Action shall be settled or compromised, and neither Parent nor the Company may take any action to adversely affect or prejudice any such Action, without the other party’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 6.11         Resignations.

To the extent requested by Parent in writing at least three (3) Business Days prior to Closing, on the Closing Date, the Company shall use reasonable best efforts to cause to be delivered to Parent duly signed resignations, effective as of the Effective Time, of the directors of any Group Company designated by Parent, which shall include a waiver of any claims against any Group Company.

Section 6.12         Public Announcements.

Except as may be required by applicable Law, the press release announcing the execution of this Agreement shall be issued only in such form as shall be mutually agreed upon by the Company and Parent. Thereafter, unless this Agreement is terminated pursuant hereto, Parent and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the Transactions and, except in respect of any such press release, communication, other public statement, press conference or conference call as may be required by applicable Law, shall not issue any such press release, have any such communication, make any such other public statement or schedule any such press conference or conference call prior to such consultation.

Section 6.13         Stock Exchange Delisting.

Prior to the Effective Time, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of NYSE to enable the delisting by the Surviving Corporation from NYSE and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

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Section 6.14         Takeover Statutes.

If any Takeover Statute is or may become applicable to any of the Transactions, the parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to any of the Transactions and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary (including, in the case of the Company and the Company Board, grant all necessary approvals) so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement, including all actions to eliminate or lawfully minimize the effects of such statute, regulation or provision in the Company’s memorandum and articles of association on the Transactions.

Section 6.15         Rule 16b-3.

Prior to the Effective Time, the Company shall be permitted to take such steps as may be reasonably necessary or advisable hereto to cause dispositions of the Shares and other equity securities of the Company pursuant to the Transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.16         Actions Taken at Direction of Buyer Group.

Notwithstanding any other provision of this Agreement to the contrary, the Company shall not be deemed to be in breach of any representation, warranty, covenant or agreement hereunder including ARTICLE VI hereof, if the alleged breach is the result of an action or inaction taken by, or an action or inaction taken by the Company at the written direction of, any member of the Buyer Group without the approval or direction of the Company Board (acting with the concurrence of the Independent Committee) or the Independent Committee. Parent shall not have any right to (i) assert the failure of any condition in Section 7.02(a) or Section 7.02(b), (ii) terminate this Agreement pursuant to Section 8.04(a), or (iii) claim any Damages or seek any other remedy at law or in equity, in each case for any breach or inaccuracy in the representations and warranties made by the Company in Article III to the extent such breach or inaccuracy is the result of any action or inaction taken by, or any action or inaction taken by the Company at the written direction of, any member of the Buyer Group, without the approval or direction of the Company Board (acting with the concurrence of the Independent Committee) or the Independent Committee.

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Section 6.17         Amendment to Buyer Group Contracts.

Without the prior written consent of the Company and the Independent Committee, Parent shall not agree to any termination of any Buyer Group Contract. Parent shall not agree to any amendment or modification to be made to, or any waiver of any provision or remedy under, any Buyer Group Contract, or enter into any new agreement, arrangement or understanding with another member of the Buyer Group or any Third Party with respect to any Company Securities, without the prior written consent of the Company and the Independent Committee if such amendment, modification, waiver or new agreement, arrangement, or understanding would (i) expand upon the conditions precedent to such Buyer Group Contract in any material way, (ii) reasonably be expected to prevent, impair or delay the consummation of the Transactions or otherwise adversely affect the ability of Parent or Merger Sub to consummate the Transactions or (iii) adversely impact the ability of the Company to enforce its third party beneficiary rights under the Voting Agreement. Parent shall promptly notify the Independent Committee, and provide a complete and accurate copy, of (a) any amendment, modification, withdrawal or termination of any Buyer Group Contract or (b) any new agreement, arrangement or understanding entered into between the members of the Buyer Group or between a member of the Buyer Group and any third party, in each case, with respect to any securities of the Company.

Section 6.18         SAFE Registration.

The Company shall use its commercially reasonable efforts to assist management members of the Company who are PRC nationals to, as soon as practicable after the date hereof, submit an application to SAFE for the registration of their respective holding of Shares (whether directly or indirectly) in the Company or correct or update such registration in accordance with applicable requirements of SAFE and complete such registration as soon as practicable thereafter.

ARTICLE VII

CONDITIONS TO THE MERGER

Section 7.01         Conditions to the Obligations of Each Party.

The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following conditions:

(a)          Shareholder Approval. This Agreement, the Plan of Merger and the Transactions shall have been authorized, approved and adopted by way of special resolution by holders of Shares constituting the Requisite Company Vote at the Shareholders’ Meeting in accordance with the CICL and the Company’s memorandum and articles of association.

(b)          No Injunction. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law, award, writ, injunction, determination, rule, regulation, judgment, decree or executive order (an “Order”) which is then in effect or is pending, proposed or threatened and has or would have the effect of making the Merger illegal or otherwise prohibiting the consummation of the Transactions.

Section 7.02         Conditions to the Obligations of Parent and Merger Sub.

The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

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(a)          Representations and Warranties. (i) Other than the representations and warranties of the Company contained in Sections 3.03, 3.04 and 3.06, the representations and warranties of the Company contained in this Agreement (disregarding for this purpose any limitation or qualification by materiality or Company Material Adverse Effect) shall be true and correct in all respects as of the date hereof and as of the Closing, as though made on and as of such date and time (except to the extent expressly made as of a specified date, in which case as of such specified date), except to the extent such failures to be true and correct, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect; and (ii) the representations and warranties set forth in Sections 3.03, 3.04 and 3.06 shall be true and correct in all respects as of the date hereof and as of the Closing, as though made on and as of such date and time (except to the extent expressly made as of a specified date, in which case as of such a specified date), in each case, interpreted without giving effect to any limitations or qualifications as to “materiality” (including the word “material”) or “Company Material Adverse Effect” set forth therein.

(b)          Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c)          Officer Certificate. The Company shall have delivered to Parent a certificate, dated the Closing Date, signed by a senior executive officer of the Company, certifying as to the satisfaction of the conditions specified in Sections 7.02(a), 7.02(b) and 7.02(d).

(d)          Material Adverse Effect. Since the date hereof, there shall not have occurred and be continuing a Company Material Adverse Effect.

(e)          Dissenting Shareholders. The holders of no more than fifteen percent (15%) of the Shares shall have validly served a written objection under Section 238(2) of the CICL.

Section 7.03         Conditions to the Obligations of the Company.

The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

(a)          Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement (disregarding for this purpose any limitation or qualification by materiality) shall be true and correct in all respects as of the date hereof and as of the Closing, as though made on and as of such date and time (except to the extent expressly made as of a specified date, in which case as of such a specified date), except to the extent such failures to be true and correct, individually or in the aggregate, would not reasonably be expected to prevent the consummation of any of the Transactions.

(b)          Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing.

(c)          Officer Certificate. Parent shall have delivered to the Company a certificate, dated the date of the Closing, signed by an executive officer of Parent, certifying as to the satisfaction of the conditions specified in Sections 7.03(a) and 7.03(b).

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Section 7.04         Frustration of Closing Conditions.

Prior to the Termination Date, none of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Article VII to be satisfied if such failure was caused by such party’s failure to act in good faith to comply with this Agreement and consummate the Transactions.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.01         Termination by Mutual Consent.

This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time by mutual written consent of Parent and the Company with the approval of their respective boards of directors (in the case of the Company, acting upon the recommendation of the Independent Committee).

Section 8.02         Termination by Either the Company or Parent.

This Agreement may be terminated by either the Company (upon the unanimous approval of the Independent Committee) or Parent at any time prior to the Effective Time, if:

(a)          the Merger shall not have been consummated on or before the date falling six (6) months from the date of this Agreement (the “Termination Date”);

(b)          any Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any final and non-appealable Order which, or taken any other final and non-appealable action that, has the effect of making consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Transactions; or

(c)          the Requisite Company Vote shall not have been obtained at the Shareholders’ Meeting duly convened therefor and concluded or at any adjournment or postponement thereof;

provided, that the right to terminate this Agreement pursuant to this Section 8.02 shall not be available to any party whose failure to fulfill any of its obligations under this Agreement has been a cause of, or resulted in, the failure to satisfy any of the applicable conditions or otherwise consummate the Merger by such date.

Section 8.03         Termination by the Company.

This Agreement may be terminated by the Company (upon the recommendation by the Independent Committee) at any time prior to the Effective Date, if:

(a)          a breach or failure in any material respect of any representation, warranty, agreement or covenant of Parent or Merger Sub set forth in this Agreement, shall have occurred, which breach or failure would give rise to the failure of a condition set forth in Section 7.01 or Section 7.03 and as a result of such breach or failure, such condition would not be capable of being satisfied prior to the Termination Date; provided, however, that, the Company shall not have the right to terminate this Agreement pursuant to this Section 8.03(a) if the Company is then in material breach of any representations, warranties, agreements or covenants hereunder;

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(b)          the Merger shall not have been consummated within ten (10) Business Days of the satisfaction of all the conditions set forth in Section 7.01 and Section 7.02 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing); provided that the Company has delivered to Parent an irrevocable commitment in writing that it is ready, willing and able to consummate the Closing during such period;

(c)          prior to obtaining the Company Requisite Vote, (i) the Company Board (acting on the recommendation of the Independent Committee) authorizes the Company to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, and (ii) immediately prior to or substantially concurrently with the termination of this Agreement, the Company enters into an Alternative Acquisition Agreement with respect to the Superior Proposal referred to in the foregoing section (i), provided that the Company shall not be entitled to terminate this Agreement pursuant to this Section 8.03(c) unless the Company has complied in all material respects with the requirements of Section 6.04 and in all respect with the requirements of Section 8.06(a); or

(d)          prior to obtaining the Company Requisite Vote, the Company has effected a Change in the Company Recommendation, provided that the Company shall not be entitled to terminate this Agreement pursuant to this Section 8.03(d) unless the Company has complied in all material respects with the requirements of Section 6.04 and in all respect with the requirements of Section 8.06(a).

Section 8.04         Termination by Parent.

Subject to Section 6.16, this Agreement may be terminated by Parent at any time prior to the Effective Date, if:

(a)          a breach or failure in any material respect of any representation, warranty, agreement or covenant of the Company set forth in this Agreement shall have occurred, which breach or failure would give rise to the failure of a condition set forth in Section 7.01 or Section 7.02 and as a result of such breach or failure, such condition would not be capable of being satisfied prior to the Termination Date; provided, however, that, Parent shall not have the right to terminate this Agreement pursuant to this Section 8.04(a) if either Parent or Merger Sub is then in material breach of any representations, warranties, agreements or covenants hereunder; or

(b)          a Company Triggering Event shall have occurred; provided, however, that, Parent shall not have the right to terminate this Agreement pursuant to this Section 8.04(b) if Parent or Merger Sub’s failure to fulfill any of its obligations under this Agreement has been a cause of, or resulted in, such Company Triggering Event.

Section 8.05         Effect of Termination.

In the event of the termination of this Agreement pursuant to Article VIII, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto; provided, however, that the terms of Section 6.12, Article VIII and Article IX shall survive any termination of this Agreement.

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Section 8.06         Fees Following Termination.

(a)          The Company will pay, or cause to be paid, to one or more designees of Parent an amount equal to US$3,000,000 (the “Company Termination Fee”) if this Agreement is terminated (i) by Parent pursuant to Section 8.04; (ii) by the Company pursuant to Section 8.03(c) or Section 8.03(d); or (iii) by the Company or Parent pursuant to Section 8.02(a) or (c), if (x) a bona fide Competing Transaction shall have been made known to the Company, or shall have been publicly announced or publicly made known, and not withdrawn prior to the termination of this Agreement pursuant to Section 8.02(a) or, with respect to termination pursuant to Section 8.02(c), prior to the Shareholders’ Meeting, and (y) within twelve (12) months after such termination the Company enters into a definitive agreement in connection with any Competing Transaction (provided that for purposes of this Section 8.06(a), all references to “20%” in the definition of “Competing Transaction” shall be deemed to be references to “50%”), such payment to be made, in the case of termination pursuant to clauses (i) and (ii) above, at or prior to the time of such termination, and, in the case of termination pursuant to clause (iii) above as promptly as possible (but in any event within two (2) Business Days following the entry by the Company into a definitive agreement in connection with the Competing Transaction).

(b)          Parent will pay, or cause to be paid, to the Company an amount equal to US$6,000,000 (the “Parent Termination Fee”) if this Agreement is terminated by the Company pursuant to Section 8.03(a) or (b), such payment to be made as promptly as possible (but in any event within two (2) Business Days) following such termination.

(c)          In the event that the Company fails to pay the Company Termination Fee, or Parent fails to pay the Parent Termination Fee, when due and in accordance with the requirements of this Agreement, the Company or Parent, as the case may be, shall reimburse the other party for all costs and expenses actually incurred or accrued by the other party (including, without limitation, fees and expenses of counsel) in connection with the collection under and enforcement of this Section 8.06, together with interest on such unpaid Company Termination Fee or Parent Termination Fee, as the case may be, commencing on the date that the Company Termination Fee or Parent Termination Fee, as the case may be, became due, at the prime rate of Citibank N.A. Such collection expenses shall not otherwise diminish in any way the payment obligations hereunder.

(d)          Each of the Company, Parent and Merger Sub acknowledges that (i) the agreements contained in this Section 8.06 are an integral part of the Transactions, (ii) the damages resulting from termination of this Agreement under circumstances where a Company Termination Fee or Parent Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 8.06(a) or Section 8.06(b) are not a penalty but rather constitute amounts akin to liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, and (iii) without the agreements contained in this Section 8.06, the parties hereto would not have entered into this Agreement. For the avoidance of doubt, in no event shall the Company or Parent be obligated to pay, or cause to be paid, the Company Termination Fee or Parent Termination Fee on more than one occasion.

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(e)          Notwithstanding anything to the contrary in this Agreement but subject to Section 9.07, the Equity Commitment Letter or the Limited Guaranties, in the event that Parent or Merger Sub fails to effect the Closing pursuant to Section 8.03, then the Company’s right to terminate this Agreement and receive either the Parent Termination Fee pursuant to Section 8.06(b) and the guarantee of such obligations pursuant to the Limited Guaranties (subject to the terms, conditions and limitations therein), shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any Group Company and all members of the Company Group (as defined below) against (A) Parent, Merger Sub or the Guarantors, (B) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, assignees of Parent, Merger Sub or any Guarantor, (C) any lender or prospective lender, lead arranger, arranger, agent or representative of or to Parent, Merger Sub or any Guarantor or (D) any holders or future holders of any equity, stock, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, assignees of any of the foregoing (clauses (A) - (D), collectively, the “Parent Group”), for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement (whether willfully, intentionally, unintentionally or otherwise) or failure to perform hereunder (whether willfully, intentionally, unintentionally or otherwise) or other failure of the Transactions to be consummated (whether willfully, intentionally, unintentionally or otherwise).

(f)          Notwithstanding anything to the contrary in this Agreement but subject to Section 9.07, in the event that the Company fails to effect the Closing pursuant to Section 8.04, to the extent Parent or Merger Sub is not exercising or granted its right to specific performance under the Merger Agreement, the right of Parent, Merger Sub or any Parent Group to terminate this Merger Agreement and receive the Company Termination Fee shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) against any Group Company and no Group Company shall be responsible for any other loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement (whether willfully, intentionally, unintentionally or otherwise) or failure to perform hereunder (whether willfully, intentionally, unintentionally or otherwise) or other failure of the Transactions to be consummated (whether willfully, intentionally, unintentionally or otherwise).

ARTICLE IX

GENERAL PROVISIONS

Section 9.01         Non-Survival of Representations, Warranties and Agreements.

The representations, warranties and agreements in this Agreement and in any certificate delivered pursuant hereto shall terminate at the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, except that the agreements set forth in Articles I and II and Sections 6.05 and 6.12 and this Article IX shall survive the Effective Time.

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Section 9.02         Notices.

All notices, requests, claims, demands and other communications hereunder shall be in writing in the English language and shall be deemed to have been duly given (a) on the date of delivery if delivered personally, or if by facsimile or e-mail, upon written confirmation of receipt by facsimile or e-mail, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier, or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail (postage prepaid, return receipt requested). All notices, requests, claims, demands and other communications hereunder shall be delivered to the addresses set forth below (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):

if to Parent or Merger Sub:

190 Elgin Avenue, George Town
Grand Cayman KY1-9001
Cayman Islands
Attention: Ms Samantha Jennifer Cooper
Facsimile: +1 212 507-0508
Email: samantha.cooper@morganstanley.com

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP
30th Floor, China World Office 2
1 Jianguomenwai Avenue
Beijing 100004, PRC
Attention: Peter Huang / Daniel Dusek
Facsimile: +86 (10) 6535 5577
Email: peter.huang@skadden.com / daniel.dusek@skadden.com

if to the Company:

Noah Education Holding Ltd.
Unit F, 33rd Floor, NEO Tower A
Futian District, Shenzhen
Guangdong Province 518040
People’s Republic of China
Attention: Dora Li
Facsimile: +86 (755) 8288 9123

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with a copy to:

Latham & Watkins
18th Floor, One Exchange Square
8 Connaught Place
Central, Hong Kong
Attention: Timothy Gardner / Karen Yan
Facsimile: +852 2912 2600
Email: tim.gardner@lw.com / karen.yan@lw.com

Section 9.03         Certain Definitions.

(a)          For purposes of this Agreement:

“Affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

“Alternative Acquisition Agreement” means any acquisition agreement, merger agreement or other similar definitive agreement relating to any Competing Transaction (other than a confidentiality agreement entered into in compliance with Section 6.04(b)).

“Anticorruption Laws” means Laws relating to anti-bribery or anticorruption (governmental or commercial), which apply to the business and dealings of any Group Company, including, without limitation, laws that prohibit the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any foreign government official, foreign government employee or commercial entity to obtain a business advantage such as, without limitation, the PRC Law on Anti-Unfair Competition adopted on September 2, 1993, the Interim Rules on Prevention of Commercial Bribery issued by the PRC State Administration of Industry and Commerce on November 15, 1996, the U.S. Foreign Corrupt Practices Act of 1977, as amended from time to time and all applicable Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in The City of New York, Hong Kong and Beijing, the PRC.

“Buyer Group” means Parent, Merger Sub, the Rollover Shareholders and the Sponsor.

“Company Disclosure Schedule” means the disclosure schedule delivered by the Company to Parent and Merger Sub on the date hereof.

“Company Employee Agreement” means any management, employment, severance, change in control, transaction bonus, repatriation or expatriation agreement or other contract between the Company or an affiliate and any current or former employee, director or officer of the Company or its Subsidiaries.

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“Company Employee Plan” means any plan, program, policy, practice, Contract or other arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, share or share-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether written, unwritten or otherwise, that is or has been maintained, contributed to or required to be contributed to by the Company or any affiliate for the benefit of any current or former employee, director, officer or independent contractor of the Company or its Subsidiaries, or with respect to which the Company or any affiliate has or may have any liability or obligation.

“Company Material Adverse Effect” means any event, circumstance, change or effect that, individually or in the aggregate with all other events, circumstances, changes and effects, is or would reasonably be expected to (a) be materially adverse to the business, financial condition, assets, liabilities or results of operations of the Group Companies taken as a whole or (b) prevent or materially delay the consummation of the Transactions or otherwise be materially adverse to the ability of the Company to perform its material obligations under this Agreement; provided, however, that clause (a) shall not include any event, circumstance, change or effect occurring after the date hereof to the extent resulting from (i) changes in general economic, financial market, business, regulatory, legislative or geopolitical conditions or changes affecting the credit, securities or capital markets in general, (ii) changes or developments that generally affect the industries or geographic markets in which the Group Companies operate, (iii) changes in Laws, GAAP or interpretation or enforcement thereof, (iv) the public announcement of the Transactions, including any loss in respect of or change in relationship with any customer, supplier, employee, vendor, or other business partner of the Company due to the identity of Parent or its Affiliates, (v) changes caused by a material worsening of current conditions caused by acts of terrorism or war (whether or not declared) occurring after the date hereof, (vi) any action taken (or omitted to be taken) by the Company or any of its Subsidiaries at the written direction of the Buyer Group or expressly required by this Agreement, (vii) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides or other natural disasters or other similar force majeure events, (viii) any failure by the Company to meet any published analyst estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (provided that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of the “Company Material Adverse Effect” may be taken into account in determining whether there has been a Company Material Adverse Effect), or (ix) any suit, claim, request for indemnification or proceeding brought by any current or former shareholder of the Company (on their own behalf or on behalf of the Company) for breaches of fiduciary duties, violations of the securities Laws or otherwise in connection with this Agreement or the Transactions, except, in case of the foregoing clauses (i), (ii), (iii), (v) and (vii), to the extent having a materially disproportionate effect on the Group Companies, taken as a whole, relative to other participants in the industry in which the Group Companies operate (in which case the incremental materially disproportionate impact or impacts may be taken into account in determining whether there has been a Company Material Adverse Effect).

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“Company Equity Award” means each Company Option, each Company Restricted Share and each Company RSU under the Share Incentive Plans.

“Company Restricted Share” means each restricted share award under the Share Incentive Plans.

“Company RSU” means each restricted share unit under the Share Incentive Plans.

“Company Option” means each option to purchase Shares under the Share Incentive Plans.

“Company Triggering Event” shall be deemed to have occurred if (i) there shall have been a Change in the Company Recommendation; (ii) the Company Board shall have recommended to the shareholders of the Company a Competing Transaction or shall have entered into any Alternative Acquisition Agreement; (iii) the Company shall have failed to include in the Proxy Statement the Company Recommendation; (iv) the Company Board shall have publicly announced its intention to do any of the foregoing; or (v) a tender offer or exchange offer for 20% or more of the outstanding shares of the Company is commenced, and the Company Board fails to recommend against acceptance of such tender offer or exchange offer by its shareholders (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its shareholders; but not, for the avoidance of doubt, including a “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act or a statement that the Company Board has received and is currently evaluating such tender offer or exchange offer).

“Confidentiality Agreement” means the confidentiality agreement between the Company and the Sponsor, dated as of February 14, 2014.

“Consortium Agreement” means the consortium agreement among the Consortium Members, dated as of December 24, 2013.

“Contract” means any written note, bond, mortgage, indenture, deed of trust, contract, agreement, lease, license, permit, franchise or other similar written instrument.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities or the possession of voting power, as trustee or executor, by contract or credit arrangement or otherwise.

“Environmental Law” means any applicable PRC local, provincial or national Law relating to (a) the protection of health, safety or the environment or (b) the handling, use, transportation, disposal, release or threatened release of any Hazardous Substance.

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“Excluded Shares” means, collectively, Shares beneficially owned (as determined pursuant to Rule 13d-3 under the Exchange Act) by the Rollover Shareholders and any Shares held by the Depositary that are not represented by ADSs.

“Exercise Price” means, with respect to any Company Option, the applicable exercise price per Share underlying such Company Option.

“Governmental Authority” means (i) any national, federal, state, county, municipal, local or foreign government or any entity exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government, (ii) any public international organization, (iii) any agency, division, bureau, department, or other political subdivision of any government, entity or organization described in the foregoing clauses (i) or (ii) of this definition, or (iv) any political party.

“Government Entity” means any company, business, enterprise, or other entity owned, in whole or in part, or controlled by any Governmental Authority.

“Government Official” means (i) any official, officer, employee or representative of, or any person acting in an official capacity for or on behalf of, any Government Entity or (ii) any political party or party official or candidate for political office.

“Group Company” means any of the Company and its Subsidiaries.

“Guarantees” means the guarantees entered into by each of Morgan Stanley Private Equity Asia IV Holdings Limited, The Baring Asia Private Equity Fund II, L.P. 1 and The Baring Asia Private Equity Fund II, L.P. 2 in favor of the Rollover Shareholders, each dated as of the date hereof.

“Hazardous Substance” means any chemical, pollutant, waste or substance that is (a) listed, classified or regulated under any Environmental Law as hazardous substance, toxic substance, pollutant, contaminant or oil or (b) any petroleum product or by product, asbestos containing material, polychlorinated biphenyls or radioactive material.

“Indebtedness” means, with respect to any person, (a) all indebtedness of such person, whether or not contingent, for borrowed money, (b) all obligations of such person for the deferred purchase price of property or services, (c) all obligations of such person evidenced by notes, bonds, debentures or other similar instruments, (d) all obligations of such person under currency, interest rate or other swaps, and all hedging and other obligations of such person under other derivative instruments, (e) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (f) all obligations of such person as lessee under leases that have been or should be, in accordance with GAAP, recorded as capital leases, (g) all obligations, contingent or otherwise, of such person under acceptance, letter of credit or similar facilities, (h) all obligations of such person to purchase, redeem, retire, defease or otherwise acquire for value any share capital of such person or any warrants, rights or options to acquire such share capital, valued, in the case of redeemable preferred shares, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends, (i) all Indebtedness of others referred to in clauses (a) through (h) above guaranteed directly or indirectly in any manner by such person, and (j) all Indebtedness referred to in clauses (a) through (h) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Liens on property (including accounts and contract rights) owned by such person, even though such person has not assumed or become liable for the payment of such Indebtedness.

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“Insolvent” means, with respect to any person (a) the present fair saleable value of such person’s assets is less than the amount required to pay such person’s total Indebtedness, (b) such person is unable to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, (c) such person intends to incur or believes that it will incur debts that would be beyond its ability to pay as such debts mature, or (d) such person has unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted.

“Intellectual Property” means (a) United States, non-United States and international patents, patent applications and statutory invention registrations, (b) trademarks, service marks, trade dress, logos, trade names, brands, corporate names, domain names and other source identifiers, and registrations and applications for registration thereof, (c) copyrightable works, copyrights, and registrations and applications for registration thereof, and (d) confidential and proprietary information, including trade secrets, know-how, database rights and discoveries.

“Interim Investors Agreement” means the interim investors agreement among the Consortium Members or their respective Affiliate dated as of the date hereof.

“knowledge” means, with respect to the Company, the knowledge, after reasonable inquiry and investigation, of the individuals listed in Section 9.3(a) of the Company Disclosure Schedule, and with respect to any other party hereto, the actual knowledge of any director or executive officer of such party, in each case, after due inquiry.

“Leased Real Property” shall mean all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by any Group Company.

“Leasehold Improvements” shall mean all buildings, structures, improvements and fixtures located on any Leased Real Property which are owned by any Group Company, regardless of whether title to such buildings, structures, improvements or fixtures are subject to reversion to the landlord or other third party upon the expiration or termination of the Lease for such Leased Real Property.

“Leases” shall mean all leases, subleases, licenses, concessions and other agreements (written or oral), including all amendments, extensions, renewals, guarantees and other agreements with respect thereto, pursuant to which any Group Company holds any Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of any Group Company.

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“Lien” means any security interest, pledge, hypothecation, mortgage, lien (including environmental and Tax liens), violation, charge, lease, license, encumbrance, servient easement, adverse claim, reversion, reverter, preferential arrangement, restrictive covenant, condition or restriction of any kind, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Owned Real Property” shall mean all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by any Group Company.

“Permitted Encumbrances” shall mean, with respect to each Owned Real Property and Leasehold Improvement (as the case may be): (a) Taxes, assessments and other governmental levies, fees or charges which are not due and payable as of the Closing Date, or which are being contested in good faith and for which appropriate reserves have been established in accordance with GAAP, (b) mechanics liens and similar liens for labor, materials or supplies provided with respect to such real property incurred in the ordinary course of business for amounts which are not due and payable and which shall be paid in full and released at Closing, (c) zoning, building codes and other land use Laws regulating the use or occupancy of such real property or the activities conducted thereon which are imposed by any Government Entity having jurisdiction over such real property which are not violated by the current use or occupancy of such real property or the operation of the business thereon and (d) easements, covenants, conditions, restrictions and other similar matters of record affecting title to such real property which do not or would not materially impair the use or occupancy of such real property in the operation of the business conducted thereon.

“person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including, without limitation, a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Reg S-K” means Regulation S-K promulgated under the Securities Act.

“SAFE Circular 75” means the Notice Regarding Certain Administrative Measures on Financing and Inbound Investments by PRC Residents Through Offshore Special Purpose Vehicles issued by SAFE on October 21, 2005 and which became effective as of November 1, 2005.

“SAFE Circular 7” means the Notice Regarding Certain Administrative Measures on the Participation by Domestic Individuals in Stock Option Plans of Offshore Listed Companies issued by SAFE on February 15, 2012 and which became effective as of February 15, 2012.

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“Share Incentive Plans” means, collectively, the Company’s 2007 Share Incentive Plan, the Company’s 2008 Share Incentive Plan and the Company’s 2011 Share Incentive Plan, and all amendments and modifications thereto.

“Social Security Benefits” means any social insurance, pension insurance benefits, medical insurance benefits, work-related injury insurance benefits, maternity insurance benefits, unemployment insurance benefits and public housing reserve fund benefits or similar benefits, in each case as required by any applicable Law or contractual arrangements.

“Subsidiary” or “Subsidiaries” of any person means any corporation, partnership, joint venture or other legal entity: (i) of which voting power to elect a majority of the board of directors or others performing similar functions with respect to such organization is held directly or indirectly by such person or by any one or more of such person’s subsidiaries, (ii) of which at least fifty percent (50%) of the equity interests is controlled by such person by any one or more of such person’s subsidiaries, (iii) of which such party or any subsidiary of such party is a general partner, or (iv) that would otherwise be deemed a “subsidiary” under Rule 1.02(w) of Regulation S-X promulgated pursuant to the Exchange Act.

“Taxes” means any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority or taxing authority, including, without limitation: taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, occupation, property, real estate, deed, land use, sales, use, capital stock, payroll, severance, employment (including withholding obligations imposed on employer/payer), social security, workers’ compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding (as payor or payee), ad valorem, stamp, transfer, value-added or gains taxes; license, registration and documentation fees; and customers’ duties, tariffs and similar charges.

“Third Party” means any person or “group” (as defined under Section 13(d) of the Exchange Act) of persons, other than Parent or any of its Affiliates or Representatives.

(b)          The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition

Action	Section 3.10
ADSs	Section 2.01(b)
Agreement	Preamble
Alternative Financing	Section 6.07(b)
Alternative Financing Documents	Section 6.07(b)
Applicable Date	Section 3.07(a)
Annual Report	Section 3.07(c)
Bankruptcy and Equity Exception	Section 3.04(a)
Buyer Group Contracts	Section 4.12

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Change in the Company Recommendation	Section 6.04(c)
CICL	Recitals
Closing	Section 1.02
Closing Date	Section 1.02
Company	Preamble
Company Board	Recitals
Company Licensed Intellectual Property	Section 3.13
Company Owned Intellectual Property	Section 3.13
Company Personnel	Section 3.11(a)
Company Recommendation	Section 3.04(b)
Company Representative	Section 3.06(b)
Company SEC Reports	Section 3.07(a)
Company Termination Fee	Section 8.06(a)
Competing Transaction	Section 6.04(e)
Consortium Members	Recitals
CSRC	Section 3.20
Damages	Section 6.05(c)
Deposit Agreement	Section 2.06
Depositary	Section 2.06
Dissenting Shareholders	Section 2.03(a)
Dissenting Shares	Section 2.03(a)
Effective Time	Section 1.03
Environmental Permits	Section 3.17
Equity Commitment Letter	Section 4.05(a)
Evaluation Date	Section 3.07(d)
Exchange Act	Section 3.05(b)
Exchange Fund	Section 2.04(a)
Financial Advisor	Section 3.04(c)
Financing	Section 4.05(a)
GAAP	Section 3.07(b)
Indemnified Parties	Section 6.05(b)
Independent Committee	Recitals
Law	Section 3.05(a)
Limited Guaranties	Recitals
M&A Rules	Section 3.20
M&A Rules and Related Clarifications	Section 3.20
Material Company Permits	Section 3.06(a)
Material Contracts	Section 3.16(a)
Merger	Recitals
Merger Consideration	Section 2.04(a)
Merger Sub	Preamble
Notice of Superior Proposal	Section 6.04(c)
NYSE	Section 3.05(b)
Order	Section 7.01(b)
Parent	Preamble
Parent Material Adverse Effect	Section 4.03(a)
Parent Plan	Section 2.02(c)
Parent Termination Fee	Section 8.06(b)
Paying Agent	Section 2.04(a)

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Per ADS Merger Consideration	Section 2.01(b)
Per Share Merger Consideration	Section 2.01(a)
Plan of Merger	Section 1.03
PRC	Section 3.06(a)
Proxy Statement	Section 6.01(a)
RCAs	Section 2.02(b)
Record ADS Holders	Section 6.02(a)
Representatives	Section 6.03(a)
Requisite Company Vote	Section 3.04(a)
Requisite Regulatory Approvals	Section 3.05(b)
Rollover Shareholders	Recitals
Rollover Shares	Recitals

SAFE	Section 3.06(a)
SAFE Rules and Regulations	Section 3.06(f)
SAIC	Section 3.06(a)
SAT	Section 3.06(a)
SEC	Section 3.05(b)
Securities Act	Section 3.07(a)
Share Certificates	Section 2.04(b)
Shareholders’ Meeting	Section 6.02(a)
Shares	Section 2.01(a)
Sponsor	Recitals
Superior Proposal	Section 6.04(f)
Surviving Corporation	Section 1.01
Takeover Statute	Section 3.21
Termination Date	Section 8.02(a)
Transactions	Recitals
Uncertificated Shares	Section 2.04(b)
Voting Agreement	Recitals

Section 9.04         Severability.

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 9.05         Entire Agreement; Assignment.

This Agreement (including the exhibits and schedules hereto) and the Company Disclosure Schedule constitute the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), except that Parent and Merger Sub may assign all or any of their rights and obligations hereunder to any Affiliate of Parent, provided that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations.

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Section 9.06         Parties in Interest.

This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Sections 6.05 and 8.06(e) (which are intended to be for the benefit of the persons covered thereby and may be enforced by such persons); provided, however, that in no event shall any holders of Shares (including Shares represented by ADSs) or holders of Company Equity Awards, in each case in their capacity as such, have any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 9.07         Specific Performance.

(a)          Subject to Section 9.07(b), the parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof by the parties, and that money damages or other legal remedies would not be an adequate remedy for such damages. Accordingly, subject to Section 9.07(b), the parties hereto acknowledge and hereby agree that in the event of any breach by the Company, on the one hand, or Parent or Merger Sub, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Company, on the one hand, or Parent or Merger Sub, on the other hand, shall, subject to Section 8.06, each be entitled to specific performance of the terms hereof (including the obligation of the parties to consummate the Merger, subject in each case to the terms and conditions of this Agreement), including an injunction or injunctions to prevent breaches of this Agreement by any party, in addition to any other remedy at law or equity.

(b)          Notwithstanding the foregoing, the Company shall have the right to obtain an injunction or injunctions, or other appropriate form of specific performance or equitable relief, in each case, solely with respect to causing Parent and Merger Sub to cause the Equity Financing to be funded at any time, but only in the event that each of the following conditions has been satisfied (i) all conditions in Sections 7.01 and 7.02 (other than those conditions that by their terms are to be satisfied at the Closing) have been satisfied or waived, (ii) Parent and Merger Sub fail to complete the Closing by the date the Closing is required to have occurred pursuant to Section 1.02, and (iii) the Company has irrevocably confirmed in writing that (A) all conditions set forth in Section 7.03 have been satisfied or that it is willing to waive any of the conditions to the extent not so satisfied in Section 7.03 and (B) if specific performance is granted and the Equity Financing is funded, then the Closing will occur.

(c)          Each party waives (i) any defenses in any action for specific performance, including the defense that a remedy at law would be adequate and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining equitable relief. Notwithstanding anything herein to the contrary, (x) while the parties hereto may pursue both a grant of specific performance and the payment of the amounts set forth in Section 8.06, neither Parent and Merger Sub, on the one hand, nor the Company, on the other hand, shall be permitted or entitled to receive both a grant of specific performance that results in a Closing and payment of such amounts, and (y) upon the acceptance (other than acceptance under protest) of payment of such amounts, the remedy of specific performance shall not be available against the party making such payment and, if such party is Parent or Merger Sub, any other member of the Parent Group or, if such party is the Company, any other member of the Company Group.

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Section 9.08         Governing Law.

This Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York without regard to the conflicts of law principles thereof, except that the following matters arising out of or relating to this Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the Cayman Islands in respect of which the parties hereto hereby irrevocably submit to the nonexclusive jurisdiction of the courts of the Cayman Islands: the Merger, the vesting of the undertaking, property and liabilities of Merger Sub in the Surviving Corporation, the cancellation of the Shares, the rights provided for in Section 238 of the CICL with respect to any Dissenting Shares, the fiduciary or other duties of the Company Board and the directors of Merger Sub and the internal corporate affairs of the Company and Merger Sub. All Actions arising under the laws of the State of New York out of or relating to this Agreement shall be heard and determined exclusively in any New York federal court sitting in the Borough of Manhattan of The City of New York, provided, however, that if such federal court does not have jurisdiction over such Action, such Action shall be heard and determined exclusively in any New York state court sitting in the Borough of Manhattan of The City of New York. Each of the parties hereto agrees that mailing of process or other papers in connection with any such Action in the manner provided in Section 9.02 or in such other manner as may be permitted by applicable Laws, will be valid and sufficient service thereof. Each of the parties hereto hereby (a) submits to the exclusive jurisdiction of any of the above-named courts for the purpose of any Action arising under the laws of the State of New York out of or relating to this Agreement brought by any party hereto and (b) irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any Action with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder (i) any claim that it is not personally subject to the jurisdiction of the aforesaid courts for any reason other than the failure to serve process in accordance with this Section 9.08, (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by applicable Law, any claim that (A) the Action in such court is brought in an inconvenient forum, (B) the venue of such Action is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 9.09         Waiver of Jury Trial.

Each party hereto hereby irrevocably and unconditionally waives to the fullest extent permitted by applicable law any right it may have to trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the Transactions contemplated by this Agreement.

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Section 9.10         Amendment.

This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors (in the case of the Company, the Independent Committee) at any time prior to the Effective Time; provided, however, that, after the approval of this Agreement and the Transactions by the shareholders of the Company, no amendment may be made that would reduce the amount or change the type of consideration into which each Share shall be converted upon consummation of the Merger or adversely affect the rights of the Company’s shareholders hereunder or is otherwise required under applicable Law to be approved by such shareholders without, in each case, the approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

Section 9.11         Waiver.

At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement of any other party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 9.12         Headings.

The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 9.13         Counterparts.

This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[The remainder of the page is intentionally left blank.]

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IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Rainbow Education Holding Limited

By	/s/ Samantha Jennifer Cooper
Name: Samantha Jennifer Cooper
Title: Director

Rainbow Education Merger Sub Holding Limited

By	/s/ Samantha Jennifer Cooper
Name: Samantha Jennifer Cooper
Title: Director

Noah Education Holdings Ltd.

By	/s/ Dora Li
Name: Dora Li
Title: Chief Financial Officer

[Signature Page to Merger Agreement]

ANNEX A

PLAN OF MERGER

THIS PLAN OF MERGER is made on ________ 2014.

BETWEEN

(1)	Rainbow Education Merger Sub Holding Limited, an exempted company incorporated under the laws of the Cayman Islands on January 29, 2014, with its registered office situate at the offices of Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands (“Merger Sub”); and

(2)	Noah Education Holdings Ltd., an exempted company incorporated under the laws of the Cayman Islands on April 8, 2004, with its registered office situate at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (the “Company” or “Surviving Corporation” and together with Merger Sub, the “Constituent Companies”).

WHEREAS

(a)	Merger Sub and the Company have agreed to merge (the “Merger”) on the terms and conditions contained or referred to in an Agreement and Plan of Merger (the “Agreement”) dated [•] made between Rainbow Education Holding Limited (“Parent”), Merger Sub and the Company, a copy of which is attached as Appendix I to this Plan of Merger and under the provisions of Part XVI of the Companies Law Cap.22 (Law 3 of 1961, as consolidated and revised) (the “Companies Law”), pursuant to which Merger Sub will cease to exist and the Surviving Corporation will continue as the surviving company in the Merger.

(b)	This Plan of Merger is made in accordance with section 233 of the Companies Law.

(c)	Terms used in this Plan of Merger and not otherwise defined in this Plan of Merger shall have the meanings given to them in the Agreement.

WITNESSETH

CONSTITUENT COMPANIES

1.	The constituent companies (as defined in the Companies Law) to the Merger are Merger Sub and the Company.

NAME OF THE SURVIVING CORPORATION

2.	The surviving company (as defined in the Companies Law) shall be the Surviving Corporation which shall continue to be named Noah Education Holdings Ltd.

REGISTERED OFFICE

3.	The Surviving Corporation shall have its registered office at the offices of Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.

AUTHORISED AND ISSUED SHARE CAPITAL

4.	Immediately prior to the Effective Date (as defined below) the authorized share capital of Merger Sub was US$50,000.00 divided into 50,000 ordinary shares of US$1.00 par value per share, of which one (1) share has been issued.

5.	Immediately prior to the Effective Date the authorized share capital of the Company was US$50,000 divided into 1,000,000,000 ordinary shares of US$0.00005 par value per share, of which [•] ordinary shares have been issued fully paid.

6.	On the Effective Date the authorized share capital of the Surviving Corporation shall be US$50,000.00 divided into 1,000,000,000 ordinary shares of US$0.00005 par value per share of which [•] share[s] shall be in issue credited as fully paid.

7.	On the Effective Date, and in accordance with the terms and conditions of the Agreement:

(a)	Each Share other than (i) any Dissenting Shares, (ii) Excluded Shares and (iii) Shares represented by ADSs shall be cancelled and cease to exist in consideration and exchange for the right to receive the Per Share Merger Consideration, being US$2.85 in cash per Share.

(b)	Each Share represented by an ADS (other than Excluded Shares) shall be cancelled and cease to exist, in consideration and exchange for the right of the holder of the relevant ADS to receive the Per ADS Merger Consideration, being US$2.85 in cash per ADS.

(c)	Excluded Shares shall be cancelled and cease to exist without payment of any consideration or distribution therefor.

(d)	Dissenting Shares of persons who have validly exercised and not withdrawn or lost their right to dissent from the Merger pursuant to section 238 of the Companies Law shall be cancelled in exchange for payment of the appraised value of the Dissenting Shares resulting from the procedure in section 238 of the Companies Law.

(e)	Each ordinary share of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and non-assessable ordinary share of a nominal or par value US$0.00005 each in the share capital of the Surviving Corporation.

8.	On the Effective Date, the rights and restrictions attaching to the ordinary shares of the Surviving Corporation shall be as set out in the Amended and Restated Memorandum of Association and Articles of Association of the Surviving Corporation in the form attached as Appendix II to this Plan of Merger.

EFFECTIVE DATE

9.	The Merger shall take effect on [•] 2014 (the “Effective Date”).

PROPERTY

10.	On the Effective Date, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Corporation which shall be liable for and subject, in the same manner as the Constituent Companies, to all mortgages, charges, or security interests and all contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

MEMORANDUM OF ASSOCIATION AND ARTICLES OF ASSOCIATION

11.	The Memorandum of Association and Articles of Association of the Surviving Corporation shall be amended and restated in the form attached as Appendix II to this Plan of Merger on the Effective Date.

DIRECTORS BENEFITS

12.	There are no amounts or benefits payable to the directors of the Constituent Companies on the Merger becoming effective.

DIRECTORS OF THE SURVIVING CORPORATION

13.	The names and addresses of the directors of the Surviving Corporation are as follows:

NAME	ADDRESS

SECURED CREDITORS

14.	(a)	Merger Sub has no secured creditors and has not granted any other fixed or floating security interests as at the date of this Plan of Merger; and

(b)	The Company has no secured creditors and has not granted any other fixed or floating security interests as at the date of this Plan of Merger.

RIGHT OF TERMINATION OR AMENDMENT

15.	This Plan of Merger may be terminated or amended pursuant to the terms and conditions of the Agreement at any time prior to the Effective Time.

APPROVAL AND AUTHORIZATION

16.	This Plan of Merger has been approved by the board of directors of each of Merger Sub and the Company pursuant to section 233(3) of the Companies Law.

17.	This Plan of Merger has been authorised by the shareholders of each of Merger Sub and the Company pursuant to section 233(6) of the Companies Law.

COUNTERPARTS

18.	This Plan of Merger may be executed by facsimile and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

GOVERNING LAW

19.	This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

For and on behalf of Rainbow Education Merger Sub Holding Limited:

Name:
Director

For and on behalf of Noah Education Holdings Ltd.:

Name:
Director

APPENDIX I

(the Agreement)

APPENDIX II

(Amended and Restated Memorandum of Association and Articles of Association of the Surviving Corporation)

ANNEX B

VIE ARRANGEMENTS

(i)          Amend the Wentai VIE Arrangements to reflect that Wentai Investment has increased its equity interest in Zhongda Foundation from 67% to 78%, in form reasonably acceptable to Parent;

(ii)         Amend the Wentai Equity Pledge to extend the obligations secured by the pledge to all outstanding obligations of the pledgers and Wentai Investment under the Wentai Call Option Agreement, Wentai Power of Attorneys, Wentai Loan Agreement and Wentai Operation and Management Agreement, in form reasonably acceptable to Parent, and duly register such pledge with competent PRC Governmental Authority;

(iii)        As to be agreed by the Company and Parent, take one of the following actions: (x) amending the Leisen Equity Pledge to extend the obligations secured by the pledge to all outstanding obligations of the pledgers under the Leisen Call Option Agreement, the Leisen Power of Attorney and the Leisen Loan Agreement and duly registering such pledge with competent PRC Governmental Authority, or (y) cancelling the internet content provider license currently held by Leisen Education, terminating the Leisen VIE Arrangements, and transferring 100% of the equity interest in Leisen Education currently owned by Mr. Xu to a Subsidiary of the Company; and

(iv)        As to be agreed by the Company and Parent, take one of the following actions: (x) duly changing the sponsors of each of Foshan Nanhai District Zhongda Siji Huacheng Foreign Language Kindergarten, Datong Little New Star Foreign Language School and Huizhou Foreign Language School to a Subsidiary of the Company, or (y) entering into VIE arrangements with respect to each of the abovementioned kindergarten or schools.

For the purpose of this Schedule,

“Wentai VIE Arrangements” means each of the following agreements (including any amendments and supplements thereto) (i) the loan agreement (the “Wentai Loan Agreement”) dated April 23, 2010 by and among Shenzhen Wentai Education Industry Development Co. Ltd. (“Wentai Education”), Mr. Dong Xu (“Mr. Xu”) and Mr. Qicai Du (“Mr. Du”), (ii) the call option agreement (the “Wentai Call Option Agreement”) dated April 23, 2010 by and among Wentai Education, Shenzhen Wentai Investment Co. Ltd. (“Wentai Investment”), Mr. Xu and Mr. Du, (iii) the power of attorney executed by Mr. Xu on April 23, 2010, (iv) the power of attorney (together with the power attorney described in item (iii) above, the “Wentai Power of Attorney”) executed by Mr. Du on April 23, 2010, (v) the operation and management agreement (“Wentai Operation and Management Agreement”) dated April 23, 2010 by and among Wentai Education, Wentai Investment, Mr. Xu and Mr. Du on April 23, 2010, (vi) the service agreement dated October 28, 2010 by and between Wentai Education and Wentai Investment, (vii) the service agreements dated March 12, 2010 by and among Wentai Education and seven schools and kindergartens held by Guangzhou Zhongda Fundamental Education Investment Management Co., Ltd. (“Zhongda Foundation”) and (viii) the equity pledge agreement (the “Wentai Equity Pledge”) dated April 23, 2010 by and among Mr. Xu, Mr. Du, Wentai Education and Wentai Investment.

“Leisen VIE Arrangements” means each of the following agreements (including any amendments and supplements thereto) (i) the loan agreement (the “Leisen Loan Agreement”) dated June 8, 2011 by and between Changsha Little New Star Animation Digital Technology Co. Ltd. (“Animation Digital”) and Mr. Xu, (ii) the call option agreement (the “Leisen Call Option Agreement”) dated June 8, 2011 by and among Mr. Xu, Animation Digital and Changsha Leisen Education Software Co., Ltd. (“Leisen Education”), (iii) the power of attorney (the “Leisen Power of Attorney”) executed by Mr. Xu, (iv) the software development and maintenance agreement dated June 8, 2011 by and between Animation Digital and Leisen Education, (v) the exclusive technology supporting and consulting service agreement dated June 8, 2011 by and between Animation Digital and Leisen Education, (vi) the content providing agreement dated June 8, 2011 by and between Animation Digital and Leisen Education, (vii) the equity pledge agreement dated June 8, 2011 by and among Mr. Xu, Animation Digital and Leisen Education.